SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                             Stafford Ventures, Inc.
                 (Name of Small Business Issuer in Its Charter)




                  Nevada                  98-02116309
                  ------                  -----------
         (State or Other Jurisdiction of  (I.R.S. Employer
         Incorporation or Organization)    Identification No.)




       Suite 205 -5550 14B Avenue, Delta, British Columbia, Canada V4M 2G6
             (Address of Principal Executive Offices) (Postal Code)




                                  604 943 6422
                (Issuer's Telephone Number, Including Area Code)



      Securities to be registered under Section 12(g) of the Exchange Act:

    Title of Each Class to be so registered: Common Stock ($0.001 par value)




This registration form is being filed with the Securities and Exchange Commission ("Commission") to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD(R)).

                                TABLE OF CONTENTS

                                                                       Page No.
                                     PART I


Item 1.  Description of Business                                              3

Item 2.  Management's Discussion and Analysis or Plan of Operation            9

Item 3.  Description of Property                                             12

Item 4.  Security Ownership of Certain Beneficial Owners and Management      12

Item 5.  Directors, Executive Officers, Promoters and Control Persons        12

Item 6.  Executive Compensation                                              14

Item 7.  Certain Relationships and Related Transactions                      14

Item 8.  Description of Securities                                           14


                                PART II

Item 1.  Market for Common Equity and Related Stockholder Matters            15

Item 2.  Legal Proceedings                                                   16

Item 3.  Changes in and Disagreements with Accountants                       16

Item 4.  Recent Sales of Unregistered Securities                             16

Item 5.  Indemnification of Directors and Officers                           17


                                    PART F/S

Financial Statements - December 31, 2001 and 2000

                                    PART III

Item 1.       Index to Exhibits                                              20

Item 2.       Description of Exhibits                                        22

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

Corporate Organization

As used herein the term Stafford refers to Stafford Ventures, Inc., and its predecessors, unless the context indicates otherwise. Stafford was incorporated in Nevada on February 16, 1999, as Pacific Hothouse, Inc. for the purpose of establishing and operating a vegetable production facility that would grow and sell bell peppers. The original purpose was abandoned in early 2000. Stafford then began the process of identifying an alternative business opportunity. On February 9, 2001, Stafford entered into a Share Exchange Agreement with Nevcal Communications, Inc. ("Nevcal") in order to acquire certain licensing and business development rights related to certain Internet software technology in exchange for shares of common stock. The Stafford shares were issued to the shareholders of Nevcal and subsequently returned for cancellation to Stafford when the parties mutually agreed to rescind the agreement. Stafford amended its name from Pacific Hothouses, Inc. to Zenxus on March 10, 2001 to reflect a new corporate emphasis on Internet technologies. On March 16, 2001, Stafford entered into a Technology Purchase Agreement with Direct Dental Source, Inc. ("Direct Dental") in order to acquire certain Internet software and domain recognition. The Direct Dental technology enabled the distribution of dental equipment and supplies utilizing a business-to-business development strategy. Stafford was to issue preferred "B" shares and pay royalties for the acquisition. The preferred "B" shares were never issued and the agreement subsequently abandoned by mutual agreement of the parties. During the last quarter of 2001, Stafford's management decided to focus its energy on building an oil and gas exploration, development and production company.

Description of Business

Stafford's strategy is to acquire, develop and produce proven reserves of oil and gas with limited upfront acquisition costs in partnership with established small independent producers on properties that can be developed to production quickly. Stafford intends to focus that strategy primarily on oil and natural gas properties with proven developed and undeveloped reserves that are economically feasible but not attractive in terms of potential recoveries to the major oil and gas companies. Leases and participation arrangements can often be acquired on properties that have been discarded by major oil producers that might consider the properties marginal relative to operating costs. Stafford believes that these types of properties can be operated at a profit and intends to define its growth strategy accordingly. Exploration efforts will initially be limited to properties in Alberta, Canada but will be expanded to other parts of North America as Stafford develops its business plan.

Prior to entering into any exploratory drilling efforts, a geological review of the prospective area will be made by Stafford or its consultants to determine potential for oil and gas recovery. The initial due diligence on any particular area will include an evaluation of any available geophysical data, generally including seismic and gravity data. Should an area be determined to have economically feasible accumulations of oil and gas, Stafford will then attempt to acquire oil and gas leases or enter into participation arrangements with the leaseholders. The potential value of significant accumulations cannot generally be quantified due to many factors, such as how much it costs to drill and complete wells in each prospective area, how close the anticipated wells are to pipelines, the prices for oil and gas when ready for production, the accessibility of the area, the consideration of whether the intended project is developmental or wildcat, the cost of the leases or participation, the type of return that is required by shareholders and many other geological, geophysical and other considerations.
Stafford has identified two prospective oil and gas properties located in Alberta Canada with the potential to provide a significant return on investment to the company. Management intends to move quickly to develop these properties, on a participation basis in conjunction with an experienced operator. Employing senior oil and gas expertise from a consortium of strategic relationships drawn from the industry, Stafford intends to focus its operational activities to ensure the completion of the endeavors described throughout this document.

On February 1, 2002, Stafford signed a consulting agreement, which closed on May 15, 2002, with Second Star Resources, Inc. ("Second Star"), a private consulting firm dedicated to providing technical support to Stafford. The agreement designates Second Star as Stafford's exclusive agent for the purposes of identifying and evaluating proven oil and gas properties for acquisition or participation by Stafford. Second Star employs an experience team of professionals with substantial experience in the identification, development and production of oil and gas properties. Certain directors of Second Star have agreed to act as members of Stafford's advisory board whose credentials and experience are described as part of this registration statement. Further, certain directors are officers or directors of Raptor Capital Corporation ("Raptor"), a public oil and gas company that trades on the Canadian Venture Exchange under the symbol CA: RCP, with whom Stafford has entered into an exploration drilling participation agreement.

Raptor has an excellent development prospect in the Provost area of Alberta, Canada. The prospect is an extension of oil discovered in an offsetting section of land in the lower Cretaceous Cummings and Ellerslie zones. Seismic readings indicate that structurally the pool in which the oil lies is some 13 to 16 feet higher on the property Raptor has under lease. The slight difference in the geological structure should result in the Cummings zone being on the crest of the structure and the Ellerslie zone having up to 39 feet of recoverable oil versus the 16 feet realized in the offsetting section of land. A successful exploratory well could result in the potential for further developmental wells within the prospect and might lead to a horizontal drilling to maximize productivity. Productive wells in the Cummings zone are expected to produce approximately 50 barrels of oil per day ("BOPD") and to recover 50,000 barrels of oil over the life of the reserves. Ellerslie zone wells are projected to produce approximately 100 BOPD and to recover in excess of 100,000 barrels of oil over the life of the reserves.

Stafford intends to focus its initial operations on the exploration drilling of Raptor's Provost Alberta property, which if successful, will be followed by the acquisition of an interest in the development and exploration of the Norris Oil Field.

On April 10, 2002, Stafford entered into a Participation Agreement ("Agreement") with Raptor whereby Stafford will participate in the drilling of an approximately 2,700 foot well to test the Ellerslie zone formation on Raptor's 320 acre land parcel in Provost, Alberta. Under the Agreement, Stafford will earn a 50% working interest during payout of the costs associated with drilling the well and a 25% working interest after the costs of drilling the well are paid subject to a 15% royalty payable to Raptor convertible at Raptor's option to a 25% working interest in Stafford's position after the costs of drilling the well are paid. Stafford anticipates its costs under the Agreement to equal $75,000 including drilling and completing the well. Under the Agreement, Stafford will also earn the right to a 25% interest in an option held by Raptor to acquire the oil and gas rights to acquire an additional contiguous 480 acre parcel of land in the Provost area. Stafford and Raptor intend to exercise that option upon obtaining a successful result from the drilling of the initial exploratory well. Stafford anticipates drilling of the initial prospect in July of 2002.

Stafford executed a letter of intent with Raptor on April 1, 2002 in an arrangement structured to permit Stafford's participation in the exploration and development of oil and gas in the Norris, Alberta area. Raptor has commenced the development of a Lower Cretaceous Ellerslie zone oil pool. Four vertical wells and two horizontal wells have been drilled to date and production facilities constructed. The field is expected to continue to produce approximately 100 BOPD. The geological structure of this prospect has been well defined by three dimensional seismic mapping. The prospect has an eastern and western component with two high but connecting lobes in the Ellerslie zone. Raptor believes the western component will support four new horizontal wells. The eastern component requires that a vertical exploratory well be drilled to detail the extent of the potential oil recovery. A successful exploratory well could mean the drilling of additional production wells on the eastern lobe of the prospect to maximize production in the area.

The letter of intent for participation in the Norris exploration and development program requires that Stafford invest $200,000 in exploration expenses to earn a 20% working interest in the Norris Oil Field over 1,240 acre leasehold and an oil processing battery. The arrangement further anticipates Stafford's participation in drilling the described exploratory well on the eastern lobe of the Ellerslie zone oil pool. Stafford will be required to expend approximately $56,000 in exploration and tie in costs in order to earn a 35% working interest in the well before recovery of the drilling costs and a 20% working interest after the recovery of drilling costs have been realized subject to a 15% overriding royalty to Raptor convertible on Raptor's option into a 15% interest in Stafford's position. The costs for both Raptor and Stafford to construct an oil processing battery cannot be determined until such time as the exploration well is drilled and the decision is made to develop the oil resources in the area. Stafford has not entered into definitive agreements with Raptor in connection with the arrangements described in the letter of intent. The parties expect to finalize agreements after the successful drilling of the Provost Oil Field.

Competition

The oil and gas industry is highly competitive. Stafford will compete against hundreds of other companies, some large and some small, many of which with greater resources and larger staffs than available to the company. Stafford's competition is widely diverse, and comes primarily from three sources: (1) those competitors that are seeking oil and gas fields for expansion, further drilling, or increasing production through improved engineering techniques (2) income-seeking entities purchasing a predictable stream of earnings based upon historic production from the field being acquired, and (3) junior companies seeking exploration opportunities in unknown, unproven territories. More specifically, Stafford will compete against numerous companies that seek to acquire lease hold interests or participation agreements in properties no longer considered productive by major oil and gas producers based on a criteria established by Stafford's management.

Nonetheless, Stafford believes that it can compete successfully in Alberta, Canada by pursuing oil and gas prospects that it develops in conjunction with its consultants who are experienced in the geology and the interpretation of geological and geophysical data.

Marketability

The products to be sold by Stafford, on the successful completion of its drilling program in participation with Raptor, natural gas and oil, are commodities required by most companies. Stafford expects to sell all of its oil on 30 day contracts to companies willing to pay the highest price. Although, at any time, Stafford may be selling 10% or more of its crude oil to one purchaser, such a purchaser is not material to Stafford since if that purchaser fails to purchase Stafford's oil for any reason, Stafford can readily sell the oil to another party at a price comparable to that which was to be paid by the former purchaser.

Should Stafford's business plan result in the recovery of oil, it does not expect to encounter any difficulty in marketing the product. Crude oil can be sold wherever it is produced in the area that Stafford intends to operate subject to the transportation cost. Stafford anticipates that any oil recovered will be transported by truck or pipeline. However, should Stafford recover natural gas, the sale of such product can be problematic since transportation of natural gas requires a pipeline.

Business Risks

Limited Operating History; Development Stage Company. Stafford has a limited operating history. For the period from inception to March 31, 2002, Stafford has incurred a net loss of $159,322 none of which has been spent on its current business of participating in the exploration for oil and gas in Alberta, Canada.

Stafford faces all of the risks inherent in a new business. In addition, Stafford can provide only limited historical information and financial data about its operations upon which a prospective investor can make an informed decision as to the future prospects of Stafford. Estimates with respect to the proved reserves and level of future production attributable to wells in which Stafford may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from any wells in which Stafford might earn an interest.

Stafford's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. Stafford's future financial results will depend primarily on its ability to participate in properties that result in the production of hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that Stafford will achieve or sustain profitability or positive cash flows from operating activities in the future.

Dependence on Exploratory Drilling Activities. The success of Stafford's participation in the exploration for oil and gas will be materially dependent upon the success of any exploratory drilling programs. Exploratory drilling involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Stafford's participation in future drilling activities may not be successful, and if unsuccessful, such failure will have a material adverse effect on Stafford's results of operations and financial condition.

Stafford can provide no assurance that wells drilled in which it has earned an interest will be developed to production or that even if production is obtained, that such production will lead to the recovery of all or part of the investment made by the company in each respective well.

Volatility of Oil And Natural Gas Prices. Stafford's anticipated revenues, future rate of growth, results of operations, financial condition and ability to borrow funds or obtain additional capital, as well as the carrying value of its prospective interests in properties, are substantially dependent upon prevailing prices of oil and natural gas. Historically, the markets for oil and natural gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of Stafford. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. It is impossible to predict future oil and natural gas price movements with certainty. Declines in oil and natural gas prices may materially adversely affect Stafford's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and natural gas prices also may reduce the amount of oil and natural gas that can be produced economically on those properties in which Stafford has an interest.
Reserve Replacement Risk. In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent Stafford participates in successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of Stafford will decline as reserves are produced. Stafford's ability to profit from future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, Stafford's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The failure of an operator of Stafford's wells to adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact Stafford. In addition, there can be no assurance that Stafford's future exploration, development and acquisition activities will result in additional proved reserves or that Stafford will be able to drill productive wells at acceptable costs. Furthermore, although Stafford's prospective revenues could increase if prevailing prices for oil and natural gas increased significantly, Stafford's funding and development costs could also increase.

Operating Risks of Oil And Natural Gas Operations. The oil and natural gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could result in substantial losses to Stafford. The availability of a ready market for Stafford's oil and natural gas production also depends on the proximity of reserves to, and the capacity of oil and natural gas gathering systems, pipelines and trucking or terminal facilities. Stafford may deliver natural gas through gas gathering systems and gas pipelines that it does not own. Federal and provincial regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Stafford's ability to produce and market its oil and natural gas. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the properties in which Stafford might have an interest. In accordance with customary industry practices, Stafford's contractors or partners may elect to obtain insurance against some, but not all, of such risks and losses. Stafford does not carry business interruption insurance. Stafford may elect to self-insure if management believes that the cost of insurance is not excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of Stafford. Stafford anticipates participating in a substantial percentage of its interests in oil and gas properties on a non-operated basis, which may limit the Company's ability to control the risks associated with oil and natural gas operations.

Technological Changes. The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, Stafford may be placed at a competitive disadvantage, and competitive pressures may force the Stafford to implement such new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before Stafford. There can be no assurance that Stafford will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by Stafford or implemented in the future may become obsolete. In such case, the Stafford's business, financial condition and results of operations could be materially adversely affected. Should Stafford be unable to utilize the most advanced commercially available technology, Stafford's business, financial condition and results of operations could be materially and adversely affected.
Acquisition Risks. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, Stafford performs a review of the subject properties that it believes to be generally consistent with industry practices, which may or may not include obtaining a report from an independent geologist. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by Stafford will be successful and, if unsuccessful, that such failure will not have an adverse effect on Stafford's future results of operations and financial condition.

Shortage of Equipment Services, Supplies and Personnel. There is often competition for scarce drilling and completion equipment, services and supplies. There can be no assurance that sufficient drilling and completion equipment, services and supplies will be available when needed. Any such shortages could delay the proposed exploration, development, and sales activities of Stafford and could cause a material adverse affect to the financial condition of Stafford.

If the demand for, and wage rates of, qualified rig crews rise in the drilling industry then the oil and gas industry may experience shortages of qualified personnel to operate drilling rigs. This could delay the Stafford's drilling operations and adversely affect its financial condition and results of operations.

Government Regulation and Environmental Matters

The development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations are subject to federal, provincial and local laws and regulations primarily relating to protection of human health and the environment. The discharge of oil, natural gas, or pollutants into the air, soil or water may give rise to significant liabilities on the part of Stafford to the government and third parties and may require Stafford to incur substantial costs of remediation.

Environmental legislation in Alberta, Canada provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations. The environmental legislation can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. Further, legislation requires that wells and facilities be abandoned and reclaimed according to the satisfaction of provincial authorities. Applicable environmental laws impose remediation obligations with respect to a property designated as a contaminated site upon persons who caused the release of a contaminating substance, the owners of the contaminated substance and any past, present or other person or entity in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations in addition to civil liability for pollution damages, the imposition of fines and penalties or the issuance of clean-up orders. The applicable environmental laws in Alberta are consolidated in the Environmental Protection and Enhancement Act.

Other matters subject to local regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Stafford is also subject to changing and extensive tax laws, the effects of which cannot be predicted. Legal requirements are frequently changed and subject to interpretation, and Stafford is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect Stafford's results of operations and financial condition.

Reports to Security Holders

Stafford's annual report will contain audited financial statements. Stafford is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Stafford intends to file its 10KSB, 10QSB, and all other forms that may be or become applicable to Stafford with the Commission.

The public may read and copy any materials that are filed by Stafford with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by Stafford with the Commission have also been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at http://www.sec.gov.

Employees

Stafford is an development stage company and currently has no employees. Stafford is currently managed by Rick Connors, an officer and a director who spends approximately 30 hours a week in managing the company. Stafford looks to Mr. Connor for his entrepreneurial skills and talents. Management plans to use consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future. Stafford has hired a consulting firm to advise on exploration and development matters on a consulting basis.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION OR PLAN OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this registration statement. Stafford's fiscal year end is December 31.

This registration contains forward-looking statements, the accuracy of which involves risks and uncertainties. Words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions are used to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to the prospect of exploring and developing oil and gas resources in Alberta, Canada. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this registration statement.

Results of Operations

During the period from inception, February 16, 1999 through March 31, 2002, Stafford has engaged in no significant operations other than organizational activities and efforts to incorporate suitable business opportunities either through merger or acquisition.

For the current fiscal year, Stafford anticipates incurring a loss as a result of expenses associated with this registration under the Securities Exchange Act of 1934, expenses associated with engaging the services of consultants, drilling and completion costs associated with Stafford's intention to earn an interest in an oil and gas exploration plan to be conducted in conjunction with a third party operator. Stafford anticipates that until a well or wells have been drilled and production realized that it will not generate revenues, and may continue to operate at a loss, depending upon the results of its drilling program.

Stafford's business plan is to explore a parcel of land in the Provost area of Alberta, Canada under a Participation Agreement with Raptor Capital Corporation for the purpose of identifying and recovering oil and gas. Stafford intends to participate in the drilling of an exploratory well on the property to determine the potential for oil and gas recovery in the area. Should the exploratory successfully identify an oil and gas reserve, Stafford intends to participate in drilling further wells to develop the area. Further, Stafford intends to participate with Raptor in the exploration of a parcel of land near Norris, Alberta for the purpose of identifying and recovering oil and gas. The intention to participate in the exploration of the Norris, Alberta land parcel has not been committed to definitive agreement and is subject to the successful identification of oil and gas on the Provost area property.

Net Loss

For the period from February 16, 1999 to March 31, 2002, Stafford recorded an operating loss of $159,322. These losses are attributable to general and administrative expenses of $159,322 associated with organizational activities and efforts to identify a suitable business opportunity. Stafford did not generate any revenues during this period. There can be no assurance that Stafford will ever achieve profitability or that a stream of revenue can be generated or sustained in the future.

Capital Expenditures

Stafford expended no amounts on capital expenditures for the period from February 16, 1999 to March 31, 2002.

Liquidity and Capital Resources

At March 31, 2002, Stafford had current assets of $122 and total assets of $122. These assets consist of $122 in cash. Net stockholders' deficit in Stafford was $19,802 at March 31, 2002. Stafford remains in the development stage and, since inception, has recognized no significant change in liquidity, capital resources or shareholders' equity.

Cash flow provided from the issuance of common stock was $86,420 for the period from February 16, 1999 to March 31, 2002.

Stafford's current assets may not be sufficient to maintain operations over the next twelve months. Operations would not include the ability to commence Stafford's planned exploration activities but rather would suffice our reporting requirements until such time as sufficient capital to proceed is raised. Should Stafford's cash requirements over the next twelve months exceed Stafford's current assets, it would be forced to seek a loan or other source for operational funding. Stafford's major shareholders would be the most likely source of such funding but none have made any commitment for future investment. However, Stafford intends to raise additional funds through debt or equity placements in order to earn its participate in the drilling of exploratory oil and gas wells, and to generally meet its further corporate obligations.

Stafford is filing this registration statement, in part, because it believes that an early registration of its equity securities will minimize some of the impediments to capital formation that otherwise exist. By having a registration statement in place, Stafford believes it will be in a better position, either to conduct a future public offering of its securities or to undertake a private placement with registration rights, than if it were a non-reporting company. Registering its shares will help minimize the liquidity discounts Stafford may otherwise have to take in a future private placement of its equity securities, because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied, and a public market will exist to effect Rule 144(g) broker transactions. Stafford believes that the cost of registering its securities, and undertaking the affirmative disclosure obligations that such a registration entails, will be more than offset by avoiding deep liquidity discounts in future sales of securities.

Stafford has no current commitments or arrangements with respect to, or immediate sources of additional funding. Further, no assurances can be given that additional funding will be available or available to Stafford on acceptable terms. Stafford's inability to obtain funding would have a material adverse affect on its operations. Although Stafford has no obligation or commitment from any shareholder to provide additional funding to ensure that it continues as a going concern, Stafford does however anticipate that should the need for additional funding arise, that its major shareholders would continue to support the company in the form of loans or equity placements.

Stafford does not expect to purchase any significant equipment over the next twelve months nor does it expect to hire any full time employees.

Operational Milestones

Stafford intends to embark on an exploration program as described in the "Description of Business" section in an attempt to determine the economic feasibility of developing the Provost, Alberta property for the extraction of oil and gas. Upon the successful completion of the Provost exploratory well, Stafford intents to participate in further exploration on the Norris, Alberta prospect. Stafford must explore the Provost and Norris properties to determine the presence of oil and gas, if any, that exist on those properties. Should our exploration efforts determine the presence of oil and gas, Stafford must then determine whether the oil and gas exists in sufficient quantities to economically justify extraction and future development.

Stafford makes no claim at this time that any oil or gas reserves exist on the Provost or Norris properties, although our exploration program does take into account new work already completed on these properties. Stafford does not expect to receive net revenues within its first 12 months of operation or ever, due to the exploratory nature of its planned operations in the event oil and gas is not discovered in economically feasible reserves. However, should Stafford discover oil and gas that could be favorably extracted under economically attractive terms, Stafford would expect limited revenues tied to the terms of the Agreement with Raptor focused on the recovery of its exploration expenses during its first 12 months of operation.

Estimations with respect to the proved reserves and level of future production attributable to wells in which the Stafford may participate are difficult to determine and there can be no assurance as to the volume of recoverable reserves that will be realized from such wells. Stafford's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of their development. Stafford's future financial results will depend primarily on its ability to economically locate and produce hydrocarbons in commercial quantities and on the market prices for oil and natural gas. There can be no assurance that Stafford will achieve or sustain profitability or positive cash flows from operating activities in the future.

Stafford intends to fund its exploration activities through a combination of conventional debt and equity financing. No firm commitment to complete the required financing has yet been obtained by Stafford.

ITEM 3.       DESCRIPTION OF PROPERTY

Stafford is headquartered at 205-5550-14B Avenue, Delta, British Columbia Canada where it occupies office space owned by one of its officers/directors and for which it pays no rent.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of Stafford as of June 5, 2002, by each shareholder who is known by Stafford to beneficially own more than 5% of the outstanding common stock, by each director, and by all executive officers and directors as a group.

-------------------- ---------------------------------- ------------------------------------- ----------------------
  Title of Class      Name and Address of Beneficial      Amount and nature of Beneficial       Percent of Class
                                 Ownership                           Ownership                          %
-------------------- ---------------------------------- ------------------------------------- ----------------------
   Common Stock                Rick Connors                          1,260,000                         9.0
                            1217 Pacific Drive
                              Tsawassen, B.C.
                              Canada V7M 2K2
-------------------- ---------------------------------- ------------------------------------- ----------------------
   Common Stock                Judith Miller                          603,000                          5.0
                         Suite 205-5550 14B Avenue
                                Delta, B.C.
                              Canada V4M 2G6
-------------------- ---------------------------------- ------------------------------------- ----------------------
   Common Stock         All Executive Officers and                   1,863,000                        14.0
                           Directors as a Group
-------------------- ---------------------------------- ------------------------------------- ----------------------


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The officers and directors of the Stafford as of June 5, 2002 are as follows:
          Name                        Age     Position

     Rick Connors         40      President/Chairman of the Board of Directors
     Judith Miller        60      Secretary/Chief Financial Officer, Director

Rick Connors was appointed as the president and a director on December 6, 2001. During his tenure as president of the Stafford, Mr. Connors has guided Stafford's focus towards building a successful oil and gas exploration and development company. Mr. Connors experience over the last five years has been as the Regional Director for West Coast Operations with Metso Automation, Inc. He obtained a BASc in Chemical Engineering from Waterloo University in 1985.

 Judith Miller was appointed as the secretary and a director on February 16, 1999. She was subsequently appointed as president on January 12, 2001 to resign that position on January 15, 2002. Ms. Miller also performs the functions normally associated with a company's chief financial officer. During her tenure as an officer and director of Stafford, Ms. Miller has made numerous efforts to acquire a suitable business opportunity for the company. Since March of 1994, Ms. Miller has been the sole officer, director and owner of J.A.M. Corporate Consultants, Inc. a company that provides incorporation and support services for private or public companies. Over the past five years, Ms. Miller has served as an officer and director of Delta Capital Technologies, Inc., (OTC.BB DCTN).

Advisory Board

Stafford's advisory board has a combined experience in excess of 150 years in all facets of oil and gas exploration and development including:

o        The development of exploration prospects for drilling;
o        The drilling of exploration and development prospects;
o The production of oil prospects and the design and construction of all production facilities; o The production of natural gas prospects and the design, construction and operation of natural gas infrastructure; o The founding, financing and development of public oil and gas companies.

 Norman MacKenzie has over 25 years experience in the domestic and international energy industry. He has a Bachelor of Arts degree for the University of Cape Town in South Africa. Senior corporate positions include; president of Sunningdale Oils (Abu Dhabi) Ltd.; president of Scarboro Resources, Ltd.; chairman of Braco Resources, Ltd.; and co-chairman of Scimitar Hydrocarbons Corp. Currently, Mr. MacKenzie is the chairman of Raptor Capital Corporation, a public oil and gas corporation, president of Normac Investments, Inc., a private energy investment company and a director of Second Star Resources, Inc. a private oil and gas consulting firm.

Ian McMurtrie graduated from Queen's University with an Honor's Bachelor of Science degree in geology in 1970 and has over 26 years of extensive experience in the Western Canadian Sedimentary Basin. Mr. McMurtrie has been directly involved in the exploration and development of numerous oil and gas pools in Alberta, British Columbia and Saskatchewan, for both public and private oil companies. From 1989-1997 Mr. McMurtrie concentrated the majority of his activities on behalf of United Rayore Gas Ltd. in the exploration of older oil pools in southeastern Saskatchewan where productivity was substantially increased through horizontal drilling. Mr. McMurtrie was responsible for the development of over 2,000 barrels of oil per day for United Rayore. He has been involved in the drilling of over 75 horizontal wells in western Canada and the USA.

Milt Erikson graduated from the University of Saskatchewan in 1965, earning a Bachelor of Commerce degree. Thereafter, he earned his Chartered Accountant designation, having articled and commenced his public practice with Thorne Riddel. Mr. Erikson served for six years in the capacity of vice-president of finance for Ocelot Industries, Ltd., a major oil and gas production, service and chemical company and then as the chief financial officer of CMP Resources, Ltd., a resources capital company, administering equity management through tax equity issues and oil and gas drilling funds. Mr. Erikson joined United Rayore Gas Ltd. in 1991 as vice president of finance and continued in that position until the company was taken over in 1997. He has been the vice president of Raptor Capital Corporation since 1997 and is a director of Second Star Resources, Inc.

 Neil Kennedy has over twenty years of experience in the oil and gas industry primarily in the service sector. He was a senior account executive for Prudential Steel, Ltd. for 10 years followed by two years of service as a vice president of Fedmet Tubulars, Ltd. Mr. Kennedy has also served as a director of Esker Resources, Ltd., a public oil and gas exploration and development company and United Rayore Gas, Ltd. as a service company coordinator. Mr. Kennedy joined Raptor Capital Corporation in 1996 and is currently the company's vice president.

William Wylie graduated from Brigham Young University with a Bachelor of Science degree in economics in 1968. He has worked as a land man in the oil and gas industry since graduation and was a vice president and director of Saxon Petroleum Inc., a public oil and gas company between 1992 and 1998. Since 1968 Mr. Wylie has been a land consultant to a number of small oil and gas corporations in Calgary, Alberta. He is currently a consultant to Raptor and a director of Second Star Resources, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

The following table provides summary information for the years 2001, 2000 and 1999 concerning cash and noncash compensation paid or accrued by Stafford to or on behalf of its president and any other employee to receive compensation in excess of $100,000.

                                      SUMMARY    COMPENSATION    TABLE

-------------- ------------------------------------------------- -----------------------------------------------------
                             ANNUAL              COMPENSATION                              LONG TERM        MPENSATION
-------------- -------------------------------------------------
-------------- -------------------------------------------------
                                                                     Awards                     Payout
-------------- ------------------------------------------------- ------------------------- ---------------------------
-------------- ------------------------------------------------- ------------ ------------ ----------- ---------------
                                                                 Restricted   Securities
-------------- ------------------------------------------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------

Name      and                                     Other Annual      Stock     Underlying      LTIP       All Other
Principal        Year       Salary      Bonus     Compensation    Award(s)      Options     Payouts     Compensation
Position                     ($)         ($)          ($)         SARs (#)                    ($)           ($)

-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
Judith           2001         -           -            -              -            -           -             -
Miller
President
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
                 2000         -           -            -           100,000         -           -             -
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
                 1999         -           -            -              -            -           -             -
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
Cliff            2001         -           -            -              -            -           -             -
Eschner
President*
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
                 2000         -           -            -           100,000         -           -             -
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
                 1999         -           -            -              -            -           -             -
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------
Rick Connors     2002         -           -            -           270,000         -           -             -
President
-------------- ---------- ----------- ---------- --------------- ------------ ------------ ----------- ---------------

* Cliff Eschner resigned as president of Stafford on January 12, 2001.

Compensation of Directors

Stafford's directors are currently not compensated for their services as directors of the company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No relationships or related transactions to describe.

ITEM 8.  DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

Stafford as at March 31st, 2002 has authorized 100,000,000 common shares $.001 par value common stock of which 12,880,628 are issued and outstanding and two classes of preferred shares designated preferred A and preferred B $0.001 par value each authorized in the amount of 5,000,000 of which 0 preferred A and 0 preferred B are issued and outstanding.

Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Holders of Stafford's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. In the event of a liquidation, dissolution or winding up of Stafford, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and non-assessable.

The series A preferred and the series B preferred have no right to vote or to participate with the holders of the common shares in the dividends or in the event of dissolution to share ratably in the distribution of remaining assets to the shareholders. The preferred stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the preferred stock. Series A preferred holders are entitled convert each share of series A preferred into 10 common shares. Series B preferred holders are entitled to convert each share of series B preferred into 12 common shares.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Stafford's common stock is traded on Pink Sheets, Inc. under the symbol "SFDV".

The table below sets forth the high and low sales prices for Stafford's common stock for each quarter of 2001, 2000 and the first quarter of 2002 as such information has been found available. The quote given for the first quarter in 2001 going forward reflects a 6 for 1 forward split that Stafford effected by board of directors resolution on February 12, 2001. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                               Quarter         High             Low
                               -------         ----             ---
                2000           First           N/A              N/A
                ----
                               Second          N/A              N/A
                               Third           N/A              N/A
                               Fourth          N/A              N/A
                2001           First*          2.00             2.00
                ----
                               Second          2.15             1.80
                               Third           1.97             1.60
                               Fourth          1.75             1.25
                2002           First           1.67             1.01
                ----
* Prices reflect a 6 for 1 forward split effected on February 12, 2001. Record Holders

As of June 5, 2002 there were approximately 67 shareholders of record holding a total of 14,110,628 shares of common stock.

Dividends

Stafford has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Stafford's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Stafford's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

Stafford is currently not a party to any pending legal proceeding

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On April 22, 2002, Stafford retained Jones Simkins LLP of Logan, Utah ("Jones") as principal accountants to audit its financial statements. The action was taken subsequent to the dismissal of Andersen Andersen & Strong L.C. of Salt Lake City, Utah ("Andersen"), Stafford's former principal accountants, by Stafford's board of directors. Andersen's replacement by Jones was not the result of any disagreement, resolved or otherwise, between Stafford and Andersen.

Prior to engaging Jones, Stafford did not consult Jones regarding the application of accounting principals to a specified transaction either completed or proposed, or as to the type of audit opinion that might be rendered on Stafford's financial statements or any other financial presentation whatsoever.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by Stafford within the last three years or since its inception on February 16, 1999 including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below.

On February 16, 1999, Stafford issued 100,000 restricted shares of its common stock (pre 6 for 1 forward split) for debt settlement in the amount of $100 to
T. Davis Capital Corp. for cash pursuant to section 4 (2) of the Securities Act of 1933 as amended ("Securities Act") in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On February 22, 1999, Stafford issued a total of 1,728,438 shares of its common stock (pre 6 for 1 forward split) for cash pursuant to Regulation D of the Securities Act of 1933 as amended at a total price of $86,420 to 38 investors. Stafford relied on the following facts in determining that Regulation D was available: (a) Stafford was not subject to the reporting requirements of Section13 or 15(d) of the Securities and Exchange Act of 1934 as amended; (b) Stafford intended to establish and operate a vegetable production facility and therefore was not a development stage company with no specific business plan or purpose; (c) the aggregate cash offering did not exceed $1,000,000; and (d) Stafford filed a Form D within 15 days of the first sale of the shares subject to the offering. Stafford also distributed documentation to all 38 investors and offered to allow them access to its books and records.

On December 18, 2000, Stafford issued 100,000 restricted shares of its common stock (pre 6 to 1 forward split) to Judith Miller for services rendered as an officer and director pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering.

On December 18, 2000, Stafford issued 100,000 restricted shares of its common stock (pre 6 to 1 forward split) to Bonanza Management Ltd. for debt settlement in the amount of $1,000 pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On December 18, 2000, Stafford issued 100,000 restricted shares of its common stock (pre 6 to 1 forward split) to Cliff Eschner for services rendered as an officer and director pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On September 26, 2001, Stafford issued 20,000 restricted shares of its common stock (post 6-1 forward split) to Ruairidh Campbell for services rendered as a consultant director pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On January 24, 2002, Stafford issued 500,000 restricted shares of its common stock (post 6-1 forward split) to J. Young in exchange for 500,000 shares returned for cancellation in connection with an agreement made between two of Stafford's shareholders. The shares were issued pursuant to section 4 (2) in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On May 15, 2002, Stafford issued 270,000 restricted shares of its common stock (post 6-1 forward split) to Richard Connors for services rendered as an officer and director pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

On May 15, 2002, Stafford issued 1,000,000 restricted shares of its common stock (post 6-1 forward split to Second Star in connection with a consulting agreement pursuant to section 4 (2) of the Securities Act in a private transaction that did not involve a public offering. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was a consultant to the Company; (3) the offeree did not resell the stock but continued to hold it; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Stafford's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Stafford's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Stafford.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

1.

 A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.

 A corporation may indemnify an person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a)      By the stockholders;
                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

Stafford's financial statements for the fiscal year ended December 31, 2001 and December 31, 2000 and the interim quarterly period through March 31, 2002 are attached hereto as F-1 through F-10.













                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                             Stafford Ventures, Inc.
                          (A Development Stage Company)


                          Index to Financial Statements


Independent Auditors' Report                    F-2


Balance Sheets                                  F-3


Statements of Operations                        F-4


Statements of Stockholders' (Deficit) Equity    F-5


Statements of Cash Flows                        F-6


Notes to Financial Statements                   F-7

INDEPENDENT AUDITORS' REPORT

To the Stockholders' and
Board of Directors of
Stafford Ventures, Inc.

We have audited the accompanying balance sheets of Stafford Ventures Inc. (a development stage company), as of December 31, 2001and 2000 and the related statements of operations, stockholders' (deficit) equity, and cash flows for the years then ended and the cumulative amounts since inception. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stafford Ventures, Inc. (a development stage company), as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended and the cumulative amounts since inception, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's revenue generating activities are not in place and the Company has incurred a loss. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



JONES SIMKINS LLP
Logan, Utah
May 22, 2002

                             STAFFORD VENTURES, INC.
                             -----------------------
                          (A Development Stage Company)
                                 BALANCE SHEETS


                                                                                          March 31,         December 31,
                                                                                        --------------------------------------
                                                                                        ---------------
                                        ASSETS                                               2002              2001       2000
                                        ------
                                                                                         (Unaudited)     (Audited)   (Audited)
                                                                                        --------------------------------------

Current assets:
  Cash                                                                                $             122         211      7,381
                                                                                        --------------------------------------

     Total current assets                                                             $             122         211      7,381
                                                                                        ======================================


LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current liabilities:
  Accounts payable                                                                    $          3,424        3,424        330

                                                                                                 16,500           -          -
                                                                                        --------------------------------------

     Total current liabilities                                                                   19,924       3,424         330
                                                                                        --------------------------------------


Commitments                                                                                           -           -          -

Stockholders' (deficit) equity:
    Preferred stock, $.001 par value, 10,000,000 shares

      authorized, no shares issued or outstanding                                                     -           -          -
    Common stock, $.001 par value, 100,000,000 shares
      authorized, 13,650,000 and 12,770,628 shares issued
      and outstanding, respectively                                                              12,841      12,841     12,771
    Additional paid-in capital                                                                  126,679     126,679     76,749
    Deficit accumulated during the development stage                                          (159,322)   (142,733)   (82,469)
                                                                                        --------------------------------------

     Total stockholders' (deficit) equity                                                      (19,802)     (3,213)      7,051
                                                                                        --------------------------------------

     Total liabilities and stockholders' (deficit) equity                             $             122         211      7,381

                                              See    notes to financial
                                                     statements

                             STAFFORD VENTURES, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS



                                                    Three Months Ended                    Years Ended
                                                        March 31,                         December 31,
                                           ------------------------------------- -------------------------------
                                                 2002               2001              2001            2000          Cumulative
                                              (Unaudited)       (Unaudited)         (Audited)       (Audited)         Amounts
                                           ------------------------------------- ---------------- --------------  ----------------


Revenue                                  $             -                 -                  -              -                 -

General and administrative costs                    16,589                587             60,264         24,706           159,322
                                           ------------------------------------- ---------------- --------------  ----------------

               Loss before income taxes           (16,589)               (587)          (60,264)       (24,706)         (159,322)



Provision for income taxes                             -                 -                  -              -                 -
                                           ------------------------------------- ---------------- --------------  ----------------

               Net loss                  $        (16,589)               (587)          (60,264)       (24,706)         (159,322)
                                           ===================================== ================ ==============  ================

Loss per common share -

     basic and diluted                   $                 -                  -                -              -
                                           ===================================== ================ ==============


Weighted average common shares -
   basic and diluted                           13,650,628            12,771,000       12,806,000     11,034,000
                                           ===================================== ================ ==============


                                              See notes to financial statements

                             STAFFORD VENTURES, INC.
                             -----------------------
                         (A Developmental Stage Company)
                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
      February 16, 1999 ( Date of Inception) to March 31, 2002 (Unaudited)

                                                                                                         Deficit
                                                                                                        Accumulated
                                                                                          Additional     During the
                                           Preferred  Stock         Common Stock           Paid-in    Development
                                        ----------------------- ------------------------
                                          Shares      Amount       Shares        Amount      Capital        Stage          Total
                                        -------------------------------------------------------------------------------------------
Balance at February 16, 1999 (date of
inception)                                         $ -         $ -            $-        $-           $-                $-        $-

Issuance of common stock for services                -           -        100,000      100            -                 -       100

Effect of 6 for 1 common stock split                 -           -        500,000      500        (500)                 -         -

Issuance of common stock for cash                    -           -     10,370,628   10,371       76,049                      86,420

Net loss                                             -           -              -        -            -          (57,763)  (57,763)
                                        -------------------------------------------------------------------------------------------
Balance at December 31, 1999
                                                     -           -     10,970,628   10,971       75,549          (57,763)    28,757

Issuance of common stock for services                -           -      1,800,000    1,800        1,200                 -     3,000

Net loss                                             -           -              -        -            -          (24,706)  (24,706)
                                        -------------------------------------------------------------------------------------------
Balance at December 31, 2000
                                                     -           -     12,770,628   12,771       76,749          (82,469)     7,051

Issuance of common stock for services                -           -         70,000       70       49,930                 -    50,000

Net loss                                             -           -              -        -            -          (60,264)  (60,264)
                                        -------------------------------------------------------------------------------------------


Balance at December 31, 2001                         -           -     12,840,628   12,841      126,679         (142,733)   (3,213)


Net loss (unaudited)                                 -           -              -        -            -          (16,589)  (16,589)
                                        ------------  ----------  -------------  --------- ------------ ---------------  ----------


Balance at March 31, 2002 (unaudited)               $-          $-    $12,840,628  $12,841     $126,679        $(159,322) $(19,802)


                        See notes to financial statements
                             STAFFORD VENTURES, INC.
                             -----------------------
                          (A Development Stage Company)
                              CASH FLOW STATEMENTS

                                                            Three Months Ended                Years Ended
                                                                March 31,                    December 31,
                                                      ------------------------------- ----------------------------
                                                            2002           2001           2001          2000      Cumulative
                                                      (Unaudited)      (Unaudited)     (Audited)     (Audited)      Amounts
                                                      ------------------------------- -----------------------------------------

Cash flows from operating activities:

    Net loss                                        $     (16,589)     (587)          (60,264)       (24,706)     (159,322)

    Stock compensation expense                        -                -               50,000          3,000        53,100
    Adjustments to reconcile net loss to net cash
      used in operating activities:

          Decrease in related party receivable        -                -              -               20,000      -

          Increase in accounts payable                -                -                     3,094   -            3,424
                                                      ------------------------------- -----------------------------------------


         Net cash used in operating activities            (16,589)     (587)          (7,170)        (1,706)      (102,798)
                                                      ------------------------------- -----------------------------------------



Cash flows from investing activities:                 -                -              -              -            -
                                                      ------------------------------- -----------------------------------------

Cash flows from financing activities:

   Issuance of common stock                           -                -              -              -            86,420

   Increase in note payable                                 16,500     -              -              -            16,500
                                                      ------------------------------- -----------------------------------------


       Net cash provided by financing activities            16,500     -              -              -            102,920
                                                      ------------------------------- -----------------------------------------


       Net (decrease) increase in cash                           (89)  (587)          (7,170)        (1,706)      122


Cash, beginning of period                                        211   7,381          7,381          9,087        -
                                                      ------------------------------- -----------------------------------------


Cash, end of period                                 $            122   6,794          211            7,381        122
                                                      =============================== =========================================


                                              See notes to financial statements

                             STAFFORD VENTURES, INC
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Organization and Summary of Significant Accounting Policies

Organization

     Stafford Ventures, Inc. (formerly known as Zenxus, Inc. and Pacific Hothouses, Inc.) was organized under the laws of the State of Nevada on February 16, 1999 (date of inception). The Company's activities consist of seeking business ventures, which would allow for long-term growth. Further, the Company is considered a development stage company as defined in SFAS No. 7. Sources of financing for the development stage activities are primarily through equity and debt.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to net operating loss carry-forwards.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.


Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Unaudited Information

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position, results of operations, stockholders' equity, and cash flows of the Company as of March 31, 2002 and for the three months then ended.

Note 2 - Going Concern

As of December 31, 2001, the Company's revenue generating activities are not in place, and the Company has incurred a loss for the year then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to seek additional debt or equity funding. There can be no assurance that such funds will be available to the Company or on terms acceptable to the Company.

Note 3 - Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

                                                                    Years Ended
                                                                    December 31,                       Cumulative
                                                      -----------------------------------------
                                                      --------------------      -----------------
                                                             2001                   2000                Amounts
                                                      --------------------      -----------------  -------------------
                                                      --------------------      -----------------  -------------------
Income tax benefit at statutory rate                  $  9,000             $    3,000              $   21,000
Change in valuation allowance                           (9,000)                (3,000)                (21,000)
                                                      --------------------      -----------------    -------------------
                                                      --------------------      -----------------    -------------------

                                                      $                   -$                 -     $                   -
                                                      --------------------      -----------------  -------------------

Deferred tax assets are as follows at December 31:

                                                      --------------------      -----------------
                                                             2001                   2000
                                                      --------------------      -----------------
                                                      --------------------      -----------------
Net operating loss carryforwards                      $  21,000            $    12,000
Valuation allowance                                     (21,000)                (12,000)
                                                      --------------------      -----------------
                                                      $                   -$                 -
                                                      --------------------      -----------------

The Company has net operating loss carryforwards of approximately $143,000, which begin to expire in the year 2019. The amount of net operating loss carryforwards that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws, which are in effect at the time such carryforwards can be utilized.


Note 4 - Supplemental Cash Flow Information

No amounts were paid for interest or income taxes since inception.


Note 5 - Common Stock Split

On March 10, 2001, the Company's Board of Directors approved a 6-for-1 stock split of the Company's $.001 par value common stock. All references in the accompanying financial statements to the number of common shares and per-share amounts have been retroactively restated to reflect this stock split.

Note 6 - Preferred Stock

The Company has designated two classes of preferred stock; Class A and Class B Preferred Stock. Each class has 5,000,000 shares authorized and is convertible into common stock at 10 for 1 and 12 for 1 respectively. The preferred stock is non-voting and may have such rights, preferences and other limitations as determined by the Board of Directors. No shares of preferred stock were issued and outstanding at December 31, 2001 and 2000.

Note 7 - Stock Plan

The Company has adopted a benefit plan (the Plan). Under the Plan, the Company may issue shares of the Company's common stock or grant options or warrants to acquire the Company's common stock from time to time to employees, directors, officers, consultants or advisors of the Company on the terms and conditions set forth in the Plan. In addition, at the discretion of the Board of Directors, stock may from time to time be granted under this Plan to other individuals, including consultants or advisors, who contribute to the success of the Company but are not employees of the Company. No options or warrants have been issued under this plan since inception.

Note 8 - Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The adoption of these statements is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Management does not expect the adoption of SFAS 143 to have a significant impact on the financial position or results of operations of the Company.

Note 9 - Subsequent Event

On January 4, 2002, the Company entered into a convertible promissory note in the amount of $16,500. The note is due and payable on January 4, 2003 and bears interest at 8 percent per annum. The holder of the note has the right at its option, at any time prior to January 4, 2003, to convert any portion of the principal amount into common shares of the Company at a purchase price of $.50 per share.

22




                                    PART III

ITEM 1.  EXHIBITS

     (a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 21 of this form 10-SB under "Item 2. Description of Exhibits."






































                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 17 day of June 2002.

                     Stafford Ventures, Inc.

                          /s/ Rick Connors
                     ----------------------------------------
                     Name: Rick Connors
                     Title: President, Chairman and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature               Title                                       Date

/s/ Rick Connors  President/Director                          June 17, 2002
Rick Connors

/s/ Judith Miller Secretary/Director                          June 17, 2002
Judith Miller

ITEM 2.  DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhibit

No.       Page No.   Description

2(i)       25        Articles of Incorporation of the Stafford formerly known as Pacific Hothouses, Inc., a Nevada corporation dated February 16, 1999.

2(ii)      28        Certificate of Amendment of the Articles of Incorporation of Stafford filed on June 12, 2001 with the State of Nevada changing the name Pacific Hothouses, Inc. to Zenxus, Inc.

2(iii)     29        Certificate of Amendment of the Articles of  Incorporation  of Stafford filed on September 28, 2001 with the
                     State of Nevada changing the name Zenxus, Inc. to Stafford Ventures, Inc.

2(iv)      30        By-laws of the Stafford adopted on February 16, 1999.

Material Contracts

6(i)       36        Participation Agreement between Stafford and Raptor Capital Corporation, dated April 10, 2002, pursuant to which the Stafford is to earn an interest in the exploratory well to be drilled in the area of Provost,
                     Alberta and an option on an interest in the area.

6(ii)      57        Consulting Agreement between Stafford and Second Star Resources, Inc., dated February 1, 2002, pursuant to which Stafford engaged oil and gas expertise.

6(iii)     74        Letter of Intent between Stafford and Raptor Capital Corporation, dated April 1, 2002, pursuant to which
                     Stafford intends to earn an interest in an exploratory well to be drilled in the area of Norris, Alberta and an option on an interest in the area.

EXHIBIT 2 (i)
                            ARTICLES OF INCORPORATION

                                       OF

                             PACIFIC HOTHOUSES,INC.


         FIRST: The name of this corporation is:

                             PACIFIC HOTHOUSES,INC.

     SECOND: Its principal office in the State of Nevada is located at 502 East John Street, Carson City, Nevada, 89706. The name and address of its resident agent is CSC Services of Nevada, Inc., at the above address.

     THIRD: The nature of the business or objects or purposes proposed may be organized under the General Corporation Law of the State of Nevada;

         To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

         FOURTH: The total authorized capital stock of the corporation is Twenty Five Million (25,000,000) Shares Of Common Stock Having $0.001 Par Value, Amounting to $25,000.00.

         FIFTH: The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided in the by-laws of this corporation, provided that the number of directors shall not be reduced less than one unless there is less than one stockholder.

The name and post office address of the first board of directors, which shall be one (1) in number, is as follows:

         NAME                                        POST OFFICE ADDRESS

         Judith Miller                               P.O. Box 18002
                                                     Tsawwassen Postal Out
                                                     Delta, BC CN V4l 2M4

     SIXTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.

     SEVENTH: The name and post office address of the incorporator signing the articles bf incorporation is as follows:

         NAME                                        POST OFFICE ADDRESS

         Carol A Gajewski                   1013 Centre Road
                                                     Wilmington, DE 19805

         EIGHTH: The corporation is to have perpetual existence.

         NINTH: In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized, subject to the by-laws, if any, adopted by the shareholders, to make, alter or amend the by-laws of the corporation.

         TENTH: Meetings of stockholders may be held outside of the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

         ELEVENTH: This corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation, in the manner now or hereafter prescribed, and all rights conferred upon stockholders herein are granted subject to this reservation.


I, THE UNDERSIGNED, being the sole incorporator herein before named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 11th day of February, A.D. 1999.





                                            Carol A. Gajewski, Incorporator

STATE OF DELAWARE           )

                                    ss

COUNTY OF NEW CASTLE )

On this 11th day of February, A.D., 1999, before me a Notary Public, personally appeared, Carol A Gajewski,who severally acknowledged that he/she executed the above instrument.

JANET B WOZNICKI
NOTARY PUBLIC OF DELAWARE                   Janet B. Woznicki
                                    --------------------------------------------
APPOINTED AUG. 5. 1996
TERM 4 YEARS


                            CERTIFICATE OF ACCEPTANCE

                                       OF

                          APPOINTMENT OF RESIDENT AGENT

     I, Jennifer L. Oliver, Authorized Representative, on behalf of CSC Services of Nevada, Inc. hereby accepts appointment as Resident Agent of the above-named corporation.

Authorized Represenative


         J. L. Oliver
--------------------------------------------
February 11, 1999

EXHIBIT 2 (ii)
                                    CORRECTED
                              ARTICLES OF AMENDMENT
                                     TO THE
                          ARTICLES OF INCORPORATION OF
                             PACIFIC HOTHOUSES, INC.

Pursuant to Section 78.320 of the Nevada Revised Statutes, the undersigned persons, desiring to amend the Articles of Incorporation of Pacific Hothouses, Inc., under the laws of the State of Nevada, do hereby sign, verify, and deliver to the Office of the Secretary of State of the State of Nevada this Amendment to the Articles of Incorporation for the above-named company (hereinafter referred to as the "Corporation"):

         Pursuant to the provisions of Section 78.320, the amendments contained herein were duly approved and adopted by a majority of shareholders and by the board of directors of the Company.

     FIRST: The Articles of Incorporation of the Corporation were first filed and approved by the Office of the Secretary of State of the State of Nevada on February 16, 1999

     SECOND: The following amendments changing the name of the Company from "Pacific Hothouses, Inc." to "Zenxus, Inc." and increasing the authorized common stock from 25,000,000 to 100,000,000 shares were adopted by 6,752,500 shares, or 52.9%, of the 12,770,628 issued and outstanding shares of common stock entitled to approve such amendments.

     THIRD: Article I of the Articles of Incorporation of the Corporation is amended and stated in its entirety to read as follows:

                  The name of this corporation is Zenxus, Inc.

     FOUR Article IV of the Articles of Incorporation of the Corporation is amended and stated in its entirety to read as follows:

                  The stock of the corporation shall consist of Common Stock in the amount of One Hundred Million (100,000,000) shares having par value of $0.001each and Preferred Stock in the amount of Ten Million (10,000,000) shares having a par value of $0.001 each. There shall be no cumulative voting by shareholders.

                  Preferred Shares shall be in two classes; Class A Preferred Stock in the amount of Five Million shares, each share of which shall be convertible into ten (10)shares of Common Stock and Class B Preferred Stock in the amount of Five Million Shares, each share of which shall be convertible into twelve
                  (12) shares of Common Stock. The Preferred A Shares shall be non-voting, non-participating and the Preferred B Shares shall be non-voting and participating shares of the Corporation. The further description of the Preferred Stock with any additional preferences, restrictions, limitations as to dividends, and other rights and qualifications thereof shall be set by the board of directors.


DATED this 12 day of June, 2001.




President and Director                                   Secretary and Director

EXHIBIT 2 (iii)
                              ARTICLES OF AMENDMENT
                                     TO THE
                          ARTICLES OF INCORPORATION OF
                                   ZENXUS INC.


Pursuant to Section 78.320 of the Nevada Revised Statutes, the undersigned persons, desiring to amend the Articles of Incorporation of Zenxus, Inc., under the laws of the State of Nevada, do hereby sign, verify, and deliver to the Office of the Secretary of State of the State of Nevada this Amendment to the Articles of Incorporation for the above-named company (hereinafter referred to as the "Corporation"):

         Pursuant to the provisions of Section 78.320, the amendments contained herein were duly approved and adopted by a majority of shareholders and by the board of directors of the Company.

     FIRST: The Articles of Incorporation of the Corporation were first filed and approved by the Office of the Secretary of State of the State of Nevada on February 16, 1999

     SECOND: The following amendment changing the name of the Company from "Zenxus, Inc." to "Stafford Ventures, Inc." was adopted by 7,363,628 shares, or 57.8%, of the 12,790,628 issued and outstanding shares of common stock entitled to approve such amendments.

     THIRD: Article I of the Articles of Incorporation of the Corporation is amended and stated in its entirety to read as follows:

             The name of this corporation is Stafford Ventures, Inc.


DATED this __ day of September 2001.




Judith A. Miller                                Brian Hancock
President and Director                          Secretary

EXHIBIT 2(iv)
                                     BYLAWS

                                       OF

                             PACIFIC HOTHOUSES, INC.

                             (a Nevada corporation)

                                    ARTICLE I

                                  STOCKHOLDERS



1.       CERTIFICATES REPRESENTING STOCK

         Certificates representing stock in the corporation shall be signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law). If any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, a facsimile of the signature of the corporation may be printed or lithographed upon the certificate in lieu of actual signatures. If any officer or officers who shall have signed, or whose facsimiles signature or signatures shall have been used on any certificate or certificates shall cease to be such officer or officers of the corporation before such certificate or certificates shall be delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimiles signature of signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

         Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series or of any such partly paid stock shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

         The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed and the Board of Directors may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate or uncertified shares.

2.       FRACTIONAL SHARE INTERESTS

         The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by provision of Section 78.205 of the General Corporation Law.

3.       STOCK TRANSFERS

         Upon compliance with provisions restricting the transfer or registration of shares of stock, if any, transfers or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes due thereon.

4.       RECORD DATE STOCKHOLDERS

         For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, o entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitles to exercise any rights in respect of any change, conversion, or exchange of stock for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution taking such prior action. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.       MEANING OF CERTAIN TERMS

         As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" of "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, hat no such right shall vest in the event of an increase of a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the Provisions of the Articles of Incorporation.

6.       STOCKHOLDER MEETINGS

|X| TIME The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided, that the first annual meeting shall be held on a date within time months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting A special meeting shall be held on the date and at the time fixed by the directors.

|X| PLACE Annual meetings and special meetings shall be held at such place, within or without the State of Nevada as the directors may, from time to time, fix.

|X| CALL Annual meetings and special meetings may be called by the directors or by any officer instructed by the directors to call the meeting.

|X| NOTICE OR WAIVER OF NOTICE Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the directors may designate. The notice of a meeting must state the purpose or purposes for which the meeting is called and time when, and the place, where it is to be held. A copy of the notice must be delivered personally or mailed postage prepaid to each stockholder not less than ten (10) nor more than sixty (60) days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and whatever notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent to.

|X| CONDUCT OF MEETING Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting.

|X| PROXY REPRESENTATION At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

|X| INSPECTORS The directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector of inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspectors at such meeting with strict impartiality and according the best of his ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, questions, or matters determined by him or them and execute a certificate of any fact found by him or them.

|X| QUORUM Stockholders holding at least a majority of the voting power are necessary to constitute a quorum at a meeting of stockholders for the transaction of any business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

|X| VOTING Each share of stock shall entitle the holder thereof to one vote. In the election of directors, a plurality of the votes of the shares cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

         Stockholders may participate in a meeting of stockholders by means of conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.


7.       STOCKHOLDER ACTION WITHOUT MEETINGS

         Except as may otherwise be provided by the general Corporation Law, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if written consent thereto is signed by stockholders holding at least a majority of the voting power, provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consent is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.


                                   ARTICLE II

                                    DIRECTORS

1.       FUNCTIONS AND DEFINITION

         The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have the authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole board" herein refers to the total number of directors which the corporation would have if there were no vacancies.

2.       QUALIFICATIONS AND NUMBER

         A director must be at least 18 years of age and need not be a stockholder, a citizen of the United States, or a resident of the State of Nevada. The initial Board of Directors shall consist of one (1) person. Thereafter the number of directors constituting the whole board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the directors, or, if the number is not fixed, the number shall be one (1). The number of directors may be increased or decreased by action of the stockholders or of the directors.

3.       ELECTION AND TERM

         Directors may be elected in manner prescribed by the provisions of
      Section 78.320 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon written notice to the corporation. Thereafter, directors who are elected at an election of directors of stockholders, and directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of directors of stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between election of directors of stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

4.       MEETINGS

|X| TIME Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

|X| PLACE Meetings shall be held at such place within or without the State of Nevada as shall be affixed by the Board.

|X| CALL No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, or the President, or of a majority of the directors in office.

|X| NOTICE OR ACTUAL OR CONSTRUCTIVE WAIVER No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. Notice, if any, need not be given to any director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

|X| QUORUM AND ACTION A majority of the directors then in office, at a meeting duly assembled shall constitute a quorum. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provided by the General Corporation Law, the act of the directors holding a majority of the voting power of the directors, present at the meeting at which a quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of directors held to fill vacancies and newly created directorships in the Board or action of disinterested directors.

         Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board, or any such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

|X| CHAIRMAN OF THE MEETING The Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other director chosen by the Board, shall preside.
|X| REMOVAL OF DIRECTORS Any director of the entire Board of Directors may be removed, with or without cause, in accordance with the provisions of the General Corporation Law.

|X| COMMITTEES Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the resolution of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one director. The Board of Directors may appoint natural persons who are not directors to serve on committees.

|X| WRITTEN ACTION Any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting, if, before or after the action, a written consent thereto is signed by all members of the Board or committee, as the case may be.


                                   ARTICLE III

                                    OFFICERS

1. The corporation must have a President, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers with such titles as the resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

2.       QUALIFICATIONS

     Except as may otherwise be provided in the resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need to be a director.

3.       TERM OF OFFICE

     Unless otherwise provided in the resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

     Any officer may be removed, with or without cause, by the Board of Directors or in a manner determined by the Board. Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.

4. DUTIES AND AUTHORITY All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incident to their office except to the extent that the resolutions or instruments may be inconsistent with.


                                   ARTICLE IV

                                REGISTERED OFFICE

         The location of the initial registered office of the corporation in the State of Nevada is the address of the initial resident agent of the corporation, as set forth in the original Articles of Incorporation.

         The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, if its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names alphabetically arranged, of all persons who are stockholders of the corporation, showing their place of residence, if known, and the number of shares held by them respectively on a statement setting out the name of the custodian of the stock ledger or duplicate stock ledge, and the present and complete post office address, including street number, if any, where the stock ledger or duplicate stock ledger is kept.


                                    ARTICLE V

                                 CORPORATE SEAL

         The corporate seal shall be in such form as the Board of Directors shall prescribe.


                                   ARTICLE VI

                                   FISCAL YEAR

         The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                   ARTICLE VI

                               CONTROL OVER BYLAWS

         The powers to amend, alter, or repeal these Bylaws and to adopt new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

         I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the Bylaws of Pacific Hothouses, Inc., a Nevada corporation, as in effect on the date hereof.

         WITNESS my hand and seal or stamp of the corporation.

         Dated this 2nd day of February 1999



                              s/s Judith A. Miller
                  --------------------------------------------
                       Secretary, Pacific Hothouses, Inc.



(SEAL)

EXHIBIT 6(i)
                             PARTICIPATION AGREEMENT

                                    Provost, Alberta             April 10, 2002

     BETWEEN: RAPTOR CAPITAL CORPORATION, a body corporate, having an office at the City of Calgary, in the Province of Alberta, (hereinafter called "Raptor") OF THE FIRST PART AND: RISING STAR ENERGY CORP., a body corporate, having an office at the City of Calgary, in the Province of Alberta, (hereinafter called "Rising Star ")

     OF THE SECOND PART AND: STAFFORD VENTURES INC., a body corporate, having an office at the City of Vancouver, in the Province of British Columbia, (hereinafter called "Stafford ")

OF THE THIRD PART

         WHEREAS pursuant to a Joint Operating Agreement (hereinafter referred to as the "Operating Procedure") dated the 1st day of September, 2001, and attached hereto as Schedule "A" and made between Rising Star Energy Corp., Raptor Capital Corporation, and Momentum Energy Corp. Raptor as operator will drill a well in Lsd 3 Section 11 Twp. 40 Rge 04 W4M to a depth sufficient to test the Dina formation or 850 meters (hereinafter referred to as the "Test Well").

         AND WHEREAS Stafford desires to participate with Raptor and Rising Star in drilling the Test Well to earn an undivided 50% working interest in the Drilling Spacing Unit of the Test Well subject to a Gross Overriding Royalty to Payout of 1/23.8365 (5-15%) on oil and 15% gas and 25% after Payout and 25% in the balance of the Joint Lands.

         NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the covenants and agreements of the parties as hereinafter set forth, the parties do hereby covenant and agree as follows:

1.       DEFINITIONS AND INTERPRETATIONS

1.01     DEFINITIONS
         In this Agreement, unless the context otherwise requires, the definitions contained in the Operating Procedure shall apply hereto and in addition the following shall have the meanings ascribed thereto.

a) "Payout" means that date when Stafford recovers out of the proceeds of sale from or allocated to Stafford's share of production of Petroleum Substances from the Test Well an amount equal to the sum of Stafford's share of:
i) all Drilling costs, Capping costs, Completion Costs, Equipping Costs and Operating Costs for the Test Well and, as applicable, all costs of other operations conducted on the Test well, less all cash governmental incentives or grants received by Stafford and derived from any of those expenditures;

ii)      All payments for the  Overriding  Royalty and the lessor  royalty under the Title documents respecting the production of petroleum Substances from the Test Well
(iii)                       All taxes (other than income taxes) paid by Stafford
                           pursuant to the regulations on the equipment for and production or sale of Petroleum Substances from the Test Well;
iv)      All Encumbrances applicable to Petroleum Substances produced from the Test Well;
v) All facility fees applicable to Petroleum Substances produced from the Test Well and any enrichment costs incurred for those Petroleum Substances.
b) "Gauntlet Option" means the Option to Purchase Agreement between Gauntlet Energy Corporation and Raptor Capital Corporation dated March 3, 2002 and attached hereto as Schedule "B".
c)       "Royalty Procedure" means the Royalty Procedure attached hereto as Schedule "C"

1.02 The headings of the clauses of this Agreement are inserted for convenience of reference only and shall not affect the meaning of construction thereof.

2.       TITLE
It is expressly agreed and understood notwithstanding anything else herein contained or implied, that Raptor in and by this Agreement does not convey any better or greater right, title or interest in and to the Lands that which Raptor now has.

3.       DATE OF THIS AGREEMENT
This Agreement formalizes the Agreement reached between Raptor, Rising Star and Stafford on March 15, 2002 (the date of this Agreement). The parties agree that this Agreement shall govern this relationship from that date and have evidenced that Agreement by their execution of this Agreement.

4.       APPOINTMENT OF OPERATOR
Raptor is appointed as Operator with respect to all operations conducted hereunder and is authorized to deal with the Joint Operators on behalf of the parties in respect of all matters arising out of the drilling of the Test Well. Raptor will use reasonable efforts to have Stafford novated into the Operating Procedure. If Raptor is unable to have Stafford novated into the Operating Procedure, Raptor shall hold Stafford's earned interest in trust for Stafford.

5.       OPERATIONS
It is the express intent of Raptor, Rising Star and Stafford that the terms of the Operating Procedure, attached hereto, shall apply, mutatis mutandis, with respect to all operations pursuant to the Operating Procedure, as if such operations were for the joint account under the Operating Procedure and Stafford having all the rights, benefits and obligations of a Joint Operator.

6.       TERM
This Agreement shall remain in effect between Raptor, Rising Star and Stafford until such time as the Lands subject to this Agreement have terminated.

7.       PARTICIPATING AND EARNING INTERESTS
         1) Except as otherwise provided, Stafford shall bear and assume 50.0% of all costs, expenses, risks and burdens paid or incurred by Raptor in all the operations under the drilling of the Test Well, which shall entitle Stafford to earn the following; a) an undivided 50% working interest in the Drilling spacing unit for the Test Well subject to a gross overriding royalty to
                                               Payout of 1/23.8365 (5-15%) on
                                               oil and 15% on gas. Such gross
                                               overriding royalty shall be
                                               shared as between Raptor
                                               80%/95%*50% and Rising
                                               Star15%/95%*50% and administered
                                               by the Royalty Procedure
                                               (Schedule C) attached hereto.
                                               Raptor and Rising Star shall have
                                               the right separately to elect
                                               within 60 days of abandonment of
                                               the Test Well to elect to stay in
                                               aforesaid gross overriding
                                               royalty or convert to their APO
                                               working interest.
b)       And an undivided 25% in the balance of the Joint Lands.
         For clarification only

          BPO                                           APO and Bal Joint lands
         Stafford:         50%                                25%
         Raptor:  Gorr plus 37.89474%                58.94737%
         Rising Star:      Gorr plus 07.10526%                11.05263%

         2) Stafford shall upon execution of this Participation Agreement pay to Raptor, its 25% share ($2,500.00) of the non-refundable deposit required to be paid to Gauntlet under the Gauntlet Option. Stafford shall be required to advise Raptor, within 60 days of rig release of the Test Well or June 30, 2002, whichever first occurs, whether Stafford wishes to exercise its option to acquire a 25% working interest in the Lands and Wells.

8.       NOTICE
As between the parties any periods of notice specified in the Operating Procedure shall be lengthened or shortened by one-half as the case may be, in order to enable the parties to comply with the provisions of the Operating Procedure.

9.       FURTHER ASSURANCES
Each of the parties shall at all times do all such further acts and deliver all such further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

10.      OTHER ENCUMBRANCES
         Except as hereinafter provided, if the interest of any party in the Joint Lands is or are, now or hereafter shall become encumbered by any royalty, production payment or other charge of a similar nature, other than the royalties set forth under the terms of the Title Documents covering such lands, such royalty, production payment or other charge shall be charged to and paid entirely by the party whose interest is or becomes thus encumbered.

11.      ASSIGNMENT
          Stafford may not assign a portion of its interest in this Agreement to a third party prior to earning or during earning without the prior written consent of Raptor.

12.      ADDRESSES FOR SERVICE
         All notice, reports and other correspondence required or given under the terms of this Agreement shall be deemed to have been properly served if delivered to the following addresses:

         Raptor Capital Corporation.                     Stafford Ventures Inc.
         Suite 700, 444 5th Avenue SW              Suite 205, 5550 - 14B Avenue
         Calgary, Alberta                            Delta, B.C.
         T2P 2T8                                     V4M 2G6
         Attention: Norm Mackenzie                   Attention: Rick Connors

         Rising Star Energy Corp.
         Suite 700, 444 5th Avenue SW
         Calgary, Alberta
         T2P 2T8
         Attention: Milt Erickson

13.      MISCELLANEOUS

13.01 The Schedules attached hereto are incorporated unto and form a part of this Agreement. In the case of any inconsistencies between the body of this Agreement and the Schedules, the body of this Agreement shall in each and every instance prevail.

13.02 This Agreement shall enure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns and upon the heirs, executors, administrators and assigns of natural persons who are or become parties hereto.

13.03 This Agreement and the relationship between the parties shall be construed and determined according to the laws of the Province of Alberta and the courts of the Province of Alberta shall have exclusive original jurisdiction with respect to any matter or thing arising directly or indirectly relating to this Agreement and each party by its execution of this Agreement does hereby attorn to the jurisdiction of the said courts.

13.04 This Agreement may be executed in counterpart and when each party has executed a counterpart, all counterparts together shall constitute one agreement.

13.05 The headings of clauses of this Agreement are inserted for convenience of reference only and shall not affect the meaning or construction thereof.

13.06 Whenever the plural or masculine or neuter is used in this Agreement, the same shall be construed as meaning singular or feminine or body politic or corporate and vice versa where the context so requires.

13.07 This Agreement supercedes all other agreements, documents, writings and verbal understandings among the parties relating to the Lands.


         IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day and year first above written.


RAPTOR CAPITAL CORPORATION             RISING STAR ENERGY CORP.

Per:____________________________            Per:____________________________

Per:____________________________            Per:____________________________

STAFFORD VENTURES INC.

Per:____________________________

Per:____________________________

                                            Schedule "B"


     To an Agreement dated March 15, 2002 between Raptor Capital Corporation, Rising Star Energy Corp., and Stafford Ventures Inc.



March 3, 2002

Raptor Capital Corporation
900, 444 Fifth Ave SW
Calgary, Alberta
T2P 2T8

Attention: Mr. Bill Wylie


Dear Bill:

                             Re: Option to Purchase
         Twp 40, Rge 4, W4M:  NW-2, E-11
===============================================================================
         Hansman Lake, Alberta

This letter agreement in intended to evidence the agreement reached between Gauntlet Energy Corporation ("Gauntlet") and Raptor Capital Corporation ("Raptor") whereby Gauntlet agrees to grant Raptor the option to purchase certain oil and gas assets owned by Gauntlet, pursuant to the following terms and conditions:
1.       Definitions

         In this letter agreement, the following expressions shall have the meanings hereinafter ascribed thereto, namely: (a) "Lands" means the lands described in Schedule "A", including any lands with which the Lands may be pooled or unitized, and includes the Petroleum Substances within, upon or under those Lands, together with the right to explore for and recover Petroleum Substances to the extent those rights are granted by the Leases;
(b) "Leases" means the leases, reservations, permits, licences or other documents of title described in Schedule "A" and any document of title issued in substitution for, amendment of or in addition to any of them;
(c) "Miscellaneous Interests" means the Working Interest of Gauntlet in and to all property, assets and rights, other than Petroleum and Natural Gas Rights or Tangibles, to the extent the interests pertain to the Petroleum and Natural Gas Rights, the Lands or the Tangibles and to which Gauntlet is entitled at the Closing Date including, without limitation, the entire interest of Gauntlet in all contracts, agreements and documents to the extent that they relate to Gauntlet's interest in the Petroleum and Natural Gas Rights or the Tangibles, and all subsisting rights to enter upon, use and occupy the surface of any of the Lands;
(d) "Petroleum and Natural Gas Rights" means the entire Working Interest of Gauntlet in the Lands and Leases; (e) "Petroleum Substances" means all the substances in respect of which rights are granted by the Leases; (f) "Regulations" means the statutes, regulations, ordinances, laws, governmental orders, policies, rules and directions from time to time in force and applicable to the Leases;

(g) "Test Well" means that certain well which is to be drilled by Raptor pursuant to Clause 4 hereof;

(h) "Gauntlet Assets" means the entire Working Interest of Gauntlet in the Petroleum and Natural Gas Rights, Tangibles, Wells and Miscellaneous Interests set out in Schedule "A";

(i) "Tangibles" means the entire Working Interest of Gauntlet in and to all tangible depreciable property and assets situate in or on the Lands, appurtenant thereto or used in connection therewith or with production, treatment, processing, gathering, compression, transportation, injection, storage or other operations thereon including, without limitation, the Wells, the Well equipment and casing relating to Gauntlet's Wells on the Lands;
(j)      "Well" means any well or wells described on Schedule "A";
         (k) "Working Interest" means the percentage of undivided interest held by Gauntlet in the Lands, Leases, Miscellaneous Interests, Petroleum and Natural Gas Rights, Tangibles and Wells as of the date of Raptor's written acceptance of this offer and as more particularly described on Schedule "A" under the heading "Working Interest".
2.       Warranty
(a) Gauntlet does not warrant title to the Lands, the title documents or the Petroleum Substances, but Gauntlet represents that the Lands are unencumbered (including any dedication to a gas purchase contract) except for the applicable lessor's royalty and those encumbrances specified on Schedule "A" and that it has complied with all terms of the relevant grant of its interest in the Lands to the extent necessary to keep them in force as of the Effective Date of this letter agreement.

(b) This letter agreement, and Raptor's commitment hereunder, shall be specifically subject to a review of Gauntlet's title in and to the Lands, which must be to the reasonable satisfaction of Raptor. Gauntlet shall permit Raptor to review Gauntlet's records in this regard during normal business hours and upon 24 hours notice provided to Gauntlet in respect thereof with such title review to be completed no later than March 15, 2002.

3.       Non-Refundable Deposit

         Raptor shall, upon execution of this letter agreement, tender unto Gauntlet a non-refundable deposit in the amount of Ten Thousand Dollars ($10,000.00) in Canadian funds. Provided Raptor is not in default with the provisions of Clause 4 and makes an election pursuant to subclause 7(a) hereof, the non-refundable deposit detailed herein shall be applied to the Purchase Price set out in Clause 8 hereof such that the amount of the Purchase Price owing from Raptor to Gauntlet, at Closing, shall be reduced by the amount of the non-refundable deposit.
4.       Test Well
         Provided Raptor is not in default with the provisions of Clause 3 hereof, Raptor shall:
(a) on or before April 30, 2002, commence operations to drill the Test Well in legal subdivision 3, section 11, township 40, range 4, W4M and thereafter continuously and diligently drill the Test Well to Raptor's projected depth, log and either complete, cap or abandon the Test Well; and
(b) provide Gauntlet with all information pertaining to the Test Well in accordance with Article VII of the 1990 CAPL Operating Procedure.
5.       Substitute Well
         (a) If prior to attaining the projected depth for the Test Well, Raptor encounters impenetrable formations or other operating difficulty (which does not include lack of finances) that makes the continued drilling of the Test Well inadvisable, Raptor shall promptly give notice thereof to Gauntlet and describe the impenetrable formations or operating difficulty and Raptor, at its sole option, may abandon the Test Well.
         (b) Within 30 days after such abandonment of the Test Well, Raptor may spud a substitute well for the purposes of evaluating the Lands. The substitute well shall be conclusively deemed to be the Test Well and all the terms and conditions of this letter agreement save for the time of spudding the Test Well shall apply thereto, mutatis mutandis, with the same force and effect to the substitute well.
6.       Operations - Test Well
         All operations conducted by Raptor pursuant to this letter agreement shall be at Raptor's sole cost, risk and expense unless the contrary is specifically stated herein and shall be conducted in a diligent and workmanlike manner in accordance with good oilfield practice, in strict compliance with the terms and conditions of the title documents and the Regulations.
7.       Option
         Raptor shall have until 90 days following the rig release date of the Test Well or July 30, 2002, whichever first occurs, to make a written election to:
(a) acquire the Gauntlet Assets as more particularly described in Clause 8 hereof; or
(b)      surrender its right to acquire the Gauntlet Assets.
         Failure by Raptor to make a timely election shall be deemed to be an election, by Raptor, pursuant to subclause 7(b) hereof.
8.       Purchase
         Provided Raptor has made an election pursuant to subclause 7(a) hereof:

         (a) Gauntlet shall assign the Gauntlet Assets and shall deliver the Gauntlet Assets free and clear of all encumbrances except those noted in Schedule "A", at Closing, in consideration of Raptor tendering, to Gauntlet, Seventy-five Thousand Dollars ($75,000.00) in Canadian funds (the "Purchase Price"). For clarity, as Raptor, pursuant to Clause 3 of this letter agreement, submitted a non-refundable deposit to Gauntlet in the amount of $10,000.00, the Purchase Price remaining to be paid by Raptor to Gauntlet, at Closing, shall be reduced by $10,000.00 and thereby Raptor shall only be responsible for tendering an additional $65,000.00 to Gauntlet for the acquisition of the Gauntlet Assets.

         (b) Gauntlet and Raptor agree that the Purchase Price shall be allocated as follows to the:
(i)      Petroleum and Natural Gas Rights                     80% or $60,000.00
(ii)     Tangibles         20%,less $1.00 or
                                                                     $14,999.00
(iii)    Miscellaneous Interests                                          $1.00

         (c) Raptor shall pay to Gauntlet the Goods and Services Tax on the tangible portion of the Gauntlet Assets and Gauntlet shall remit those amounts to the relevant taxing authority as required by law.
9.       Effective and Closing Date
         The Effective Date of this transaction for the purpose of adjustments shall be March 3, 2002. The "Closing Date" shall be on or within thirty days following Raptor's election pursuant to subclause 7(a) hereof or such other date agreed to in writing by the parties. Closing shall occur by mail on the Closing Date.
10.      Adjustments
         Provided Raptor has made an election pursuant to subclause 7(a) hereof, there shall be adjustments for expenses and revenues which shall be computed in accordance with generally accepted accounting principles. If there are any rights of first refusal which apply, the parties shall agree as to the value of the offers to be made and if they are exercised, appropriate adjustments shall be made to the purchase herein.
11.      Interim Operations
         Provided Raptor has made an election pursuant to subclause 7(a), for the period from the Effective Date to the Closing Date Gauntlet shall be deemed to be the agent of Raptor and shall conduct all operations in accordance with good industry practices and shall obtain Raptor's approval for anything not in the ordinary course of business.
                       12. Representations and Warranties
         Gauntlet represents and warrants that:
(a) there are no lawsuits or material claims respecting Gauntlet's Assets which would have a material adverse effect;

(b) there are no outstanding AFE's over $10,000 to Gauntlet's interest except as noted in Schedule "A";

(c) there are no production sales agreements that cannot be cancelled on 30 days notice except as listed in Schedule "A"; and

(d) Raptor acknowledges that Gauntlet makes no representations or warranties except as expressly set forth herein and, in particular, Gauntlet disclaims and shall not be liable for any other representation or warranty which may have been made or alleged to have been made to Raptor. Raptor acknowledges that it has not relied on advice from Gauntlet with respect to the condition of the Gauntlet Assets or the value of the Gauntlet Assets or future cash flow therefrom and that Raptor is purchasing the Gauntlet Assets on an "as is, where is" basis.

13.      Indemnity
                  Raptor shall be liable for and indemnify and save harmless Gauntlet from and against any claims, liabilities, actions, proceedings, demands, losses, costs (including costs on a solicitor and its own client basis), damages and expenses which may be brought against or suffered by Gauntlet as a result of any matter or thing arising out of, resulting from, or attributable to the Gauntlet Assets and occurring or arising subsequent to the Effective Date. In addition, Raptor acknowledges that it shall be solely liable and responsible for the abandonment, decommissioning and reclamation of the Gauntlet Assets, regardless of the date on which such responsibility arose, and Raptor hereby releases Gauntlet from any claims that Raptor may have against Gauntlet with respect to such liabilities and responsibilities.

14.      Default
         (a) If Raptor fails to perform any obligation hereunder, which default continues for 30 days after notice thereof has been given to Raptor by Gauntlet, Gauntlet may, by notice to Raptor, terminate this letter agreement and Gauntlet may re-enter into and upon the Lands (or any part thereof in the name of the whole) and have the same again, repossess and enjoy.

(b) The rights hereby granted to Gauntlet shall be in addition and not in substitution for any other right or remedy which Gauntlet may have hereunder or at law. In particular, the exercise of such rights shall not serve to deprive Gauntlet either wholly or partially of any other right or remedy including damages and indemnity.

15.      Miscellaneous

         (a) Whenever the plural or masculine or neuter is used in this letter agreement, the same shall be construed as meaning singular or feminine or body politic or corporate where the context so requires.

         (b) The headings of the Clauses of this letter agreement are inserted for convenience of reference only and shall not affect the meaning of construction thereof.

         (c)      Time shall be of the essence of this letter agreement.

         (d) This letter agreement shall be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. Each party hereto accepts and attorns to the jurisdiction of the Courts of the said Province.

         (e) Subject to the terms of this letter agreement, this letter agreement shall enure to the benefit of and be binding upon the parties, their successors and assigns.

         (f) As among the parties hereto, this letter agreement supersedes all other agreements, documents, writings and other verbal understanding between the parties hereto relative to the Lands.

         (g) The address for service of all notices required to be issued hereunder of each of the parties hereto shall be as described on page 1 of this letter agreement.

If this letter agreement correctly reflects the understanding between our companies, please so indicate by signing, dating and returning the enclosed copy of this agreement to the attention of the undersigned at your earliest convenience complete with Raptor's non-refundable deposit described in Clause 3 hereof. The offer contained herein shall remain open for acceptance until 4:00 p.m. on March 7, 2002 unless withdrawn by Gauntlet prior to acceptance by Raptor.

This letter agreement shall constitute the entire terms of the option to purchase contemplated herein. Provided Raptor has made an election pursuant to subclause 7(a) hereof, the parties intend to execute a general conveyance agreement incorporating the terms detailed in this letter agreement and those others such terms as are customary to industry under the circumstances. In addition, Gauntlet shall prepare all necessary transfers, assignments and notices of assignment to specifically convey the Gauntlet Assets to Raptor.

Should you have any questions, please do not hesitate to contact the undersigned at 216-0046

Yours truly,

GAUNTLET ENERGY CORPORATION



Jennifer Klotz
Land Consultant

Accepted and agreed this ____ day of                          , 2002.
                                     -------------------------


Co: Raptor Capital Corporation
Per:
--------------------------------------------
Title:
--------------------------------------------

                                  SCHEDULE "A"
   Attached                                                   to and forming
                                                              part of an Option
                                                              to Purchase dated
                                                              March 3, 2002
                                                              between Gauntlet
                                                              Energy Corporation
                                                              and Raptor Capital
                                                              Corporation

Gauntlet  Assets

--------------------------------- -------------------------------- ----------------------- ------------------------------

             LANDS                            LEASES                  WORKING INTEREST             ENCUMBRANCES
                                  -------------------------------

                                         (TITLE DOCUMENTS)
--------------------------------- -------------------------------- ----------------------- ------------------------------
--------------------------------- -------------------------------- ----------------------- ------------------------------
Twp 40, Rge 04, W4M:              Alberta Crown P&NG Lease            Gauntlet - 100%              Crown Royalty
NW-2                              0485060055                                                  2% GOR paid to Cinabar
(as to P&NG from surface to       Effective:  June 13, 1985                                Enterprises Ltd. by Gauntlet
base of Mannville)                Expiry:  continued (sec 15)                                           (1)
(Gauntlet File: 00027)            (containing 64 ha)

--------------------------------- -------------------------------- ----------------------- ------------------------------
--------------------------------- -------------------------------- ----------------------- ------------------------------
Twp 40, Rge 04, W4M:              Alberta Crown P&NG Lease            Gauntlet - 100%              Crown Royalty
NE-11                             0492120275                         before payout and      15% convertible GOR on gas
(as to P&NG from surface to       Effective:  December 17, 1992      converting to 50%         and 1/23.848 (5-15%)
base of Mannville)                Expiry:  continued (sec 15)           after payout        convertible GOR on oil paid
(Gauntlet File: 00026)            (containing 64 ha)                                         to Fletcher Challenge Oil
                                                                                            and Gas Inc. before payout
                                                                                                        (2)
--------------------------------- -------------------------------- ----------------------- ------------------------------
--------------------------------- -------------------------------- ----------------------- ------------------------------
Twp 40, Rge 04, W4M:              Alberta Crown P&NG Lease           Gauntlet - 50% (2)            Crown Royalty
SE-11                             0492120275                                                             .
(as to P&NG from surface to       Effective:  December 17, 1992
base of Mannville)                Expiry:  continued (sec 15)
(Gauntlet File: 00026)            (containing 64 ha)

--------------------------------- -------------------------------- ----------------------- ------------------------------

Wells:

Blackrock Hansman 11-02-40-04-W4M

Blackrock Hansman 13-02-40-04-W4M

Blackrock Hansman 14-02-40-04-W4M

Blackrock Provost 05-02-40-04-W4M

Blackrock Provost 09-11-40-04-W4M --- Note: Gauntlet holds 100% before payout subject to a convertible GOR payable to Fletcher Challenge Oil and Gas Inc. GOR is 15% on gas and other petroleum substances and 1/23.848 (5-15%) on oil.

Contracts:

     (1) Royalty Agreement dated September 3, 1996 between Discovery West Corp. and Cinabar Enterprises Ltd. (Gauntlet File: 70013)

     (2) Farmout and Option Agreement dated April 23, 1996 between Fletcher Challenge Petroleum Inc. and Discovery West Corp. (Gauntlet File 70012)

Tangibles:

As per definition in Clause 1.

Miscellaneous Interests:

As per definition in Clause 1 including all surface leases and easements associated with the Wells and Tangibles.

                                  Schedule "A"

     To an Agreement dated March 15, 2002 between Raptor Capital Corporation, Rising Star Energy Corp., and Stafford Ventures Inc.


                           JOINT OPERATING AGREEMENT
                                                    Provost Area, Alberta


This Agreement made this 1st day of September, 2001


BETWEEN:

                  RAPTOR CAPITAL COPORATION, a body corporate, having an office and carrying on business in the City of Calgary in the Province of Alberta ( hereinafter referred to as "Raptor" )
                                                              OF THE FIRST PART

                  and

     RISING STAR ENERGY CORP., a body corporate, having an office and carrying on business in the City of Calgary in the Province of Alberta ( hereinafter referred to as "Rising Star" ) OF THE SECOND PART

                  and


     MOMENTUM ENERGY CORP., a body corporate, having an office and carrying on business in the City of Calgary in the
                  Province of Alberta ( hereinafter referred to as "Momentum" )
                                                              OF THE THIRD PART

         WHEREAS, Raptor, Rising Star and Momentum acquired Lease # 0401080415 at the August 23, 2001 Alberta Land Sale; and

         WHEREAS, the parties are the holders or are entitled to become the holders of undivided interests in the Joint Lands and the Lease, as set forth in Schedule "A" attached hereto;

         AND WHEREAS the parties wish to provide for the maintenance, exploration, operation and development of the Joint Lands and the said Lease on the terms and conditions contained in this Agreement;

         NOW, THEREFORE THIS AGREEMENT WITNESSETH that, in consideration of the premises and of the covenants and agreements herein contained, the parties hereto do hereby covenant and agree as follows:


1.       DEFINITIONS

In this Agreement, including the recitals, unless the context otherwise requires, the definitions in Clause 101 of the Operating Procedure shall apply hereto. In addition to such definitions in the Operating Procedure the Following expressions shall have the respective meanings herein assigned to them, namely:

(a) "Joint Lands" shall mean the lands more particularly described in Schedule "A" which is attached hereto.

(b) "Operating Procedure" shall mean the 1990 CAPL Operating Agreement and the 1988 (revised) PASC Accounting Procedure with those elections as they are more particularly set out in Schedule "B" attached hereto.

(c) "the said Lease" shall mean the Lease as it is more particularly described in Schedule "A" attached hereto.

(d)      "effective date" shall mean August 23, 2001

(e) "party" or "parties" shall mean any person, firm or corporation which is bound by the terms of this Agreement.

2.       CONFLICT OF PROVISIONS

Whenever there is a conflict between this agreement and the Operating Procedure, the terms and provisions of this Agreement shall prevail and wherever their is a conflict between this agreement and the said Lease, the terms and provisions of the said Lease shall prevail.

3.       INTERPRETATION

Whenever the singular or masculine or neuter is used herein, the same shall be construed as meaning plural or feminine or body politic or corporated and vice versa as the context requires.

4.       ATTACHED SCHEDULES

The following Schedules are annexed to and form part of this Agreement:

(a)      Schedule "A" which identifies the Joint Lands and the said Lease

(b) Schedule "B" which are the elections under the CAPL 1990 Operatibg Procedure and 1988 (revised) PASC Accounting Procedure


5.       WORKING INTERESTS

Except as otherwise provided in the Operating Procedure, the Joint Lands and the said Lease as shown on the attached Schedule "A" and any wells hereafter drilled for the joint account and the rights and equipment appurtenant thereto and the information obtained therefrom and other property acquired for the joint account shall be owned by the parties hereto in accordance with the working interests as set out below.

         Raptor Capital Corporation:                              80%
         Rising Star Energy Corp.                    15%
         Momentum Energy Corp.                       05%

6.       WARRANTY OF TITLE

None of the parties hereto warrant title to their respective working interests but each covenants that it has complied with the terms of the said Lease to the extent necessary to keep them in full force and effect, has good right, full power and authority to enter into this Agreement and represents that it has not as of the date hereof received any notice of default in respect thereof.

7.       ENCUMBRANCES

As of the effective date the Joint Lands and the said Lease are only encumbered by the applicable Lessor's Royalty. In the event the interest of any party becomes subject to any encumbrances, after the effective date, such party shall be responsible for and pay for its sole account ant and all such encumbrances, and shall save the other parties harmless from all claims relating thereto.

8.       OPERATING PROCEDURE

As of the effective date hereof the Operating Procedure shall be deemed to have come into full force and effect with respect to the Joint Lands and the said Lease, without any further execution by the parties in accordance with their respective working interests with respect to all operations conducted in connection with the exploration, development and maintenance of the Joint Lands and the said Lease for the production of petroleum substances.

9.       OPERATOR

The parties hereto appoint Raptor as the Operator under the Operating Procedure.

10.      RENTALS

The parties agree that Raptor shall be initially responsible for the payment of all lease rentals for the joint account and all parties shall share in the costs on the basis of their working interests.

11.      INCENTIVE CREDITS

In the event a well drilled hereunder is entitled to receive any incentive credits which is approved by a Government body, the total amount of such credits allotted shall be shared on the basis of the working interests as set out in Clause 4 hereof, unless otherwise agreed by the parties hereto or as determined by said Governmental body.

12.      NOTICES

The addresses for each of the parties for service of notices is as follows:

         Raptor Capital Corporation     Rising Star Energy Corp.
         700, 444 -5th Avenue SW        700, 444 -5th Avenue SW
         Calgary, Alberta   T2P 2T8              Calgary, Alberta   T2P 2T8

         Attention:        Land Dept.            Attention:        Land Dept.

         Momentum Energy Corp.
         146 Sierra Vista Close SW
         Calgary, Alberta   T3H 3B8

         Attention:  Mike Williamson

13.      ASSIGNMENT PROCEDURE

Means the 1993 CAPL Assignment Procedure which by reference is adopted and entirely incorporated into this Agreement.

14.      GST ELECTION

In executing this Agreement each and every party authorizes the Operator on behalf of such party to make an election or election jointly with the Operator under Subsection 273(1) of the Excise Tax Act. The party agrees to be bound by that election when made, for the duration of this Agreement.

15.      TERM

This Agreement shall continue to be in full force and effect for so long as the said Lease remains in effect or is extended or renewed whether such extension on renewal be by production, payment of shut-in royalty or otherwise.

16.      MISCELLANEOUS

(a)      Time is of the essence of this Agreement.

(b) Subject to the terms of this Agreement, this Agreement shall enure to the benefit of an be binding upon the parties hereto, their respective successors, receivers and assigns.

(c) Each of the parties hereto shall from time to time and at all times do such further acts and execute and deliver all such further deeds and documents a shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(d) The terms of this Agreement express and constitute the entire Agreement between the parties and no implied covenant or liability of any kind on the part of the parties shall be created or shall arise by reason of these presents or anything contained in this Agreement.

     (e) This Agreement supersedes and totally replaces any previously written or oral agreement between the parties hereto.






IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the day and year first above written.

RAPTOR CAPITAL CORPORATION          RISING STAR ENERGY CORP.

Per: ____________________________           Per: _______________________

MOMENTUM ENERGY CORP.

Per: ____________________________

                                  SCHEDULE "A"

Attached to and forming part of that certain Joint Operating Agreement dated September 1, 2001 and made between Raptor Capital Corporation, Rising Star Energy Corp. and Momentum Energy Corp.

"the said Lease"                               "the Joint Lands"

Petroleum and Natural Gas                    Twp 40 Rge. 04 W4M:  W/2 Section 11
Lease # 0401080415                                    (all PNG)
Dated August 23, 2001

                                  SCHEDULE "B"

     Attached to and forming part of that certain Joint Operating Agreement dated September 1, 2001 between Raptor Capital Corporation, Rising Star Energy Corp. and Momentum Energy Corp.

                          1990 CAPL OPERATING AGREEMENT

I.       Operator:         Raptor Capital Corporation
         ---------

II.      Insurance Clause 311:                       A

III      Marketing Fee Clause 604:          A

V        Penalty for Independent Operations Clause 1007;

         (a)      Development wells 300%

         (b)      Exploratory wells 500%

VI       Title Preserving Wells Clause 1010;(a) (iv)  120 days

VII      Disposition of Interests Clause 2401:        A

     VIII Recognition Upon Assignment Clause 2404: deleted and replace by CAPL Assignment Procedure



                    PASC (revised) 1988 ACCOUNTING PROCEDURE

 I. Operating: Advances Clause 105: 10% of an approved forecast of expenditures

II       Approvals Clause 110: 2 or more parties totaling 90%

III      Labour 202(b)(1) and 202(b)(2)

         202(b)(1) second Level Supervisors shall __/shall not X be chargable 202(b)(2) Technical Employees shall __/shall not X be chargable

IV       Employee Benefits Clause 203(b):   22%

     V Warehouse Handling Clause 217 (a)(1): 2.5% for tubular goods 50.8cm and over; and each other item of material having a new price in excess of $5,000.00 Clause 217(a)(1): 5% of the cost of all other materials

VI       Overhead:

1.       Clause 302

(a)      For each Exploratory Project

1)       5% of first $50,000.00
2)       3% of next $100,000.00
3)       1% of cost exceeding 1) and 2)

(b)      For each drilling well

1)       3% of first $50,000.00
2)       2% of next $100,000.00
3)       1% of cost exceeding 1) and 2)

(c)      For each Construction Project

1)        5% of first $50,000.00
2)       3% of next $100,000.00
3)       1% of cost exceeding 1) and 2)

(d)      For Operation and Maintenance

1)     __ % of the cost of Operations and Maintenance of the Joint Property and:

2)       $250.00 per producing well per month: or

3) $__ flat rate per month for producing, injection and water source operations. The rate in subclause (d)(2) and /or (d)(3) herein will __/
will not X be adjusted
                                                                              -

VIIPricing of Joint Material Purchases, Transfers and Dispositions (Article IV):
         $25,000.00 for requiring approval

VIII     Periodic inventories Clause 501:   5 year intervals

EXHIBIT 6(ii)

                              CONSULTING AGREEMENT

     This Consulting Agreement ("Agreement"), made and entered into this 1st day of February, 2002

BETWEEN:

     STAFFORD VENTURES, INC., a Nevada corporation having its registered and records office located at 502 E John Street, Suite E, Carson City, Nevada 89706 (hereinafter referred to as "Stafford" or the "Corporation") OF THE FIRST PART
AND:
 SECOND STAR RESOURCES INC., an Alberta company having an office located at Suite 700 - 444 5th Avenue SW, Calgary, Alberta T2P 2T8 (hereinafter referred to as "SSR" or the "Consultant")
OF THE SECOND PART WHEREAS: The Corporation is desirous of expanding its current business operations and raising expansion and development capital for the purpose of acquiring and developing petroleum and natural gas properties ("Properties"), as well as acquiring additional business operations or entering into strategic business alliances or joint venture arrangements.

                  The Corporation is a non-reporting issuer incorporated in the State of Nevada, the common shares of which are listed for trading on the "Pink Sheets".

                  The Consultant has advised the Corporation that it has expertise for the purposes of the evaluation and operation of petroleum and natural gas properties.

                  The Corporation wishes to receive consulting services from the Consultant from time to time and the Consultant is willing to provide such consulting services, and the Corporation and the Consultant wish to enter into this Agreement to set forth the terms and conditions on which services will be provided.

                  NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party, the parties agree as follows:

1.       Engagement of SSR.

1.1      General Consulting:

(a) SSR is hereby retained by the Corporation, and SSR hereby accepts such retainment, as a general advisor and consultant to the Corporation for the compensation and on the terms and conditions hereinafter expressed in
                                                     Section 9.

     (b) SSR shall perform such consulting duties as are reasonably assigned to and agreed by SSR by the Corporation in regard to the business of the Corporation and its Subsidiaries ("Services"). Services will include SSR's advice, counsel and assistance to be furnished at the reasonable request of the Corporation from time to time in connection with the general affairs of the Corporation pertaining to the Petroleum and Natural Gas industry in North America and internationally. The Services shall also include: (i) evaluation of the Corporation's internal development programs, and (ii) and general advice to the Corporation in the field of SSR's expertise.

1.2      Petroleum and Natural Gas Property Acquisitions:

         SSR will provide the Corporation with advice, counsel and assistance to be furnished on a best-efforts basis with respect to the acquisition of petroleum and natural gas properties in North America and internationally. The Services shall include: (i) locating and evaluating potential properties for exploration and development drilling, (ii) providing the Corporation with technical and management services, including one senior geologist, one chartered accountant and one senior landman, (iii) providing all facets of necessary mind and management in the provision of its consulting services.

2.       SSR's Duties.

2.1      General Consulting:

         SSR will make available for general consultation at all reasonable times by telephone or correspondence, principal(s) of SSR. The Corporation agrees to give SSR reasonable notice of what Services it desires and when it desires them to be performed. In that connection, the Corporation and SSR agree to cooperate in resolving any scheduling problems that may arise with respect to the principal(s) of SSR being available at the times requested. More particularly, and without limiting the foregoing, the Consultant shall be responsible for providing the following services (the "Services") to the
Corporation:

(a)                                                  assisting the Corporation
                                                     in attendance to "providing
                                                     Canadian information
                                                     required for" all
                                                     regulatory filings required
                                                     to be made by the
                                                     Corporation with the
                                                     Securities and Exchange
                                                     Commission ("SEC"), and any
                                                     other regulatory
                                                     authorities who exercise
                                                     jurisdiction over the
                                                     Corporation, and acting as
                                                     a liaison with those
                                                     parties who act on behalf
                                                     of the Corporation in
                                                     dealing with such
                                                     regulatory authorities;

     (b) assisting with the development and implementation of the Corporation's business plan;

     (c) assisting the Corporation in locating consultants and personnel from time to time to assist with the Corporation's operations;

     (d) acting as a liaison with the Corporation's lawyers, auditors and other professional advisors; and

     (e) assisting with the preparation of news releases by the Corporation from time to time.

3.       Petroleum and Natural Gas Property Acquisition:

         With respect to the acquisition of petroleum and natural gas properties SSR will, at its own direction, provide the Corporation with opportunities for acquisition to include: (i) the purchase of developed petroleum and/or natural gas properties, (ii) the purchase of a corporation, partnership or other entity which owns developed or non-developed Properties, (iii) the acquisition and earning of a property by means other than purchase by committing to drilling or conducting a seismic operation, and (iv) the acquisition and earning of undeveloped properties. SSR is not obligated to provide opportunities to acquire properties to the Corporation. The Corporation is not obligated to acquire any properties provided by SSR. For each property offered by SSR and acquired by the Corporation, SSR shall be compensated on the terms and conditions as hereinafter expressed in Section 9.2(a). Petroleum and Natural Gas Royalty Acquisition.

4.       Consultant's Personnel.

         The Consultant will provide, as required and at its own expense, competent management personnel having the qualifications, experience and capabilities necessary to carry out the services to be performed hereunder to the limit of its expertise. SSR will provide third party consultants with the necessary qualifications to carry out the services at the expense of the Corporation. Such third party consultants will include, but not be limited to, geophysical and engineering consultants and land consultants, and may include consulting services provided by a principal of SSR.

5.       Authority of Consultant.

         The Corporation hereby authorizes the Consultant, subject to the other provisions of this Agreement, to do all acts and things as the Consultant may in its discretion deem necessary or desirable to enable the Consultant to provide its Services; however, the Consultant has no authority to enter into any contract on behalf of the Corporation.

6.       Books and Records.

         At all times during the term hereof the Consultant, at the Consultant's expense, shall keep accurate books and records of all expenditures made by it in connection with the provision of its duties hereunder, together with supporting invoices, receipts and vouchers relating thereto. The Consultant shall furnish the Corporation or its authorized representatives with all such information as the Corporation may reasonably require from time to time.

7.       Commitments of Consultant.

         During the term of this Agreement, the Consultant shall devote sufficient time and attention to the business of the Corporation, and to any associated company, as is reasonably necessary for the proper performance of its Services pursuant to this Agreement. Nothing contained herein, however, shall be deemed to require the Consultant to devote its exclusive time, attention and ability to the business of the Corporation. During the term of this Agreement the Consultant shall, and shall cause each of its joint venturers, agents or employees assigned to performance of the Services on behalf of the Consultant to:

     7.1 at all times perform its Services faithfully, diligently, to the best of its abilities and in the best interests of the Corporation;

     7.2 devote such of its time, labour and attention to the business of the Corporation as is necessary for the proper performance of the Consultant's Services hereunder; and

     7.3 refrain from acting in any manner contrary to the best interests of the Corporation or contrary to the duties of the Consultant as contemplated herein.

8.       Other Activities.

         The Corporation is aware that the Consultant does now and will continue to provide consulting, management and administrative services to other companies comparable to the Services, and the Corporation recognizes that these companies will require a certain portion of the Consultant's time. Accordingly, the Consultant shall not be precluded from acting in a function similar to that contemplated under this Agreement or in any other capacity for any other person, firm or company provided such action shall not conflict with the Consultant's duty to the Corporation and shall not prevent the Consultant from fulfilling its obligations under this Agreement. Without limiting the generality of the foregoing, the Consultant shall not be prevented from performing a function similar to that contemplated under this Agreement for any other person, firm or corporation.

9.       Compensation for Services.

         The Corporation agrees to provide to SSR the following (collectively, the "Fee"):

9.1      General Consulting:

     (a) On the execution hereof, 1 Million (1,000,000) restricted shares of the Corporation, at the option of SSR to SSR or its nominees issued pursuant to the exemption from regulation provided by rule 144 of the Security Act of 1933;

     (b) a one-time $10,000 set-up fee payable in cash or additional restricted common shares of the Corporation on execution of this agreement;

9.2      Petroleum and Natural Gas Property Acquisition:

(a) a 5% gross overriding royalty on each Property acquired by the Corporation during the term of the agreement by any means subject to the Overriding Royalty Agreement and Royalty Procedure attached hereto as Schedule "A" and Schedule "B" respectively.

10.      Term.

         The term of this Agreement (the "Term") shall begin on the date of this Agreement and expire five years thereafter; provided that it may be extended by mutual agreement in writing for additional one-year terms and may be terminated during the Term as provided in Section 12 hereof.

11.      Duties of SSR Relating to Consulting Services.

         SSR shall at all times be acting and performing hereunder as an independent consultant. SSR will not be acting as the employee, agent, partner, servant or representative of the Corporation, and SSR will not have any authority to bind the Corporation or any subsidiary of the Corporation in any manner.

12.      Termination of Agreement.

         Notwithstanding that the Term shall not have been completed, this Agreement may be terminated by either party hereto, upon six (6) months written notice to the other party. If this Agreement is terminated, the Corporation shall only be obligated to make payments of the Fee accrued due to the date of termination.

13.      CONFIDENTIAL INFORMATION.

         SSR agrees that, during the Term and at all times after the termination of this Agreement for whatever reason, SSR will treat as confidential and maintain in confidence all information relating to the business of the Corporation, including without limitation the identity of the customers and suppliers of the Corporation, the Corporation's arrangements with such suppliers and customers, and technical data relating to the Corporation's products and services. In addition, SSR agrees that, without the prior written approval of the Corporation, SSR will not disclose any such information at any time to any person, corporation, association or other entity except authorized personnel of the Corporation or a subsidiary of the Corporation. Upon the termination of this Agreement for any reason, SSR will not take or remove from the premises of the Corporation or any subsidiary of the Corporation any records, files or other documents, or copies thereof, relating in any way to the business operations of the Corporation or any subsidiary of the Corporation. It is expressly agreed that the remedy at law for breach of the agreements set forth in this Section is inadequate and that the Corporation shall, in addition to any other available remedies (including, without limitation, the right of offset), be entitled to injunctive relief to prevent the breach or threatened breach thereof.

14.      Assignability.

         The Corporation shall have the right to assign this Agreement to any subsidiary of the Corporation and all covenants and agreements hereunder shall inure to the benefit of and be enforceable by or against said assigns. In such event, the Corporation shall nevertheless continue to remain liable to SSR for the performance of the obligations so assigned.

15.      Governing Law; Consent to Jurisdiction.
         This Agreement shall be deemed to have been made under, and shall be construed and interpreted in accordance with and under the laws of the Province of Alberta, Canada.

16.      Modifications; Waiver.

         This Agreement shall not be amended or modified except by written instrument executed by the Corporation and SSR. The failure of the Corporation or SSR to insist upon strict performance of any provision hereof shall not constitute a waiver of, or estoppel against asserting, the right to require such performance in the future, nor shall a waiver or estoppel in any one instance constitute a waiver or estoppel with respect to a later breach of a similar nature or otherwise.

17.      Remedies.

         The remedies accorded to the parties by this Agreement are in addition to, and not in lieu of, all other remedies to which the parties may be entitled at law or in equity.

18.      Inconsistent Obligations.

         SSR represents and warrants that, at the date of this Agreement, SSR has no obligations that are inconsistent with those of this Agreement.

19.      Sole Agreement.

         All prior negotiations and agreements between the parties hereto relating to the transactions, employment and services contemplated hereby are superseded by this Agreement, and there are no representations, warranties, understandings or agreements with respect to such transactions, employment or services other than those expressly set forth herein.

20.      Severability.

         If any of the terms or conditions of this Agreement is held by any court of competent jurisdiction to be unenforceable or invalid, such unenforceability or invalidity shall not render unenforceable or invalid the entire Agreement. Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be unenforceable or invalid, the rights and obligations of the parties shall be construed and enforced accordingly, and this Agreement shall thereupon remain in full force and effect.

21.      Headings.

         The headings of the Sections and Articles of this Agreement are inserted for convenience of reference only and shall not in any manner affect the construction or meaning of anything herein contained or govern the rights or liabilities or the parties hereto.

22.      References to Agreement.

         The terms "this Agreement", "hereof", "herein", "hereby", "hereto", and similar terms refer to this Agreement and not to any particular clause, paragraph or other part of this Agreement. References to particular clauses are to clauses of this Agreement unless another document is specified.

23.      Interpretation.

         Whenever the context requires, all words used in the singular number shall be deemed to include the plural and vice versa, and each gender shall include any other gender. The use of the word "including", when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar terms or matters, whether or not non-limiting language (such as "without limitation", or "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other such items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

24.      Notices.

         All notices, requests and communications required or permitted hereunder shall be in writing and shall be sufficiently given and deemed to have been received upon personal delivery or, if mailed, upon the first to occur of actual receipt or seventy-two (72) hours after being placed in the mail in the United States or Canada, postage prepaid, registered or certified mail, return receipt requested, respectively addressed to the Corporation or the Consultant as follows:

The Corporation:  Stafford Ventures, Inc.
                           Suite 201, 1331 Homer Street
                           Vancouver, BC
                           V6B 5M5
                           Attention: Rick Connors
The Consultant:   Second Star Resources Inc.
                           Suite 700, 444 - 5th Avenue SW
                           Calgary, Alberta
                           T2P 2T8
                           Attention: M. I. Erickson

     or such other address as may be specified in writing to the other party, but notice of a change of address shall be effective only upon actual receipt.

25.      Time of the Essence.

         Time is of the essence of this Agreement.

26.      Further Assurances.

         The parties hereto agree from time to time after the execution hereof to make, do, execute or cause or permit to be made, done or executed all such further and other lawful acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

27.      Counterparts.

         This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same document.

         IN WITNESS WHEREOF, the Corporation and SSR have executed this Agreement as of the day and year first above written.


STAFFORD VENTURES, INC.


Authorized Signatory


Authorized Signatory

SECOND STAR RESOURCES INC.


Authorized Signatory


Authorized Signatory

     SCHEDULE "A" ATTACHED TO AND FORMING PART OF THE CONSULTING AGREEMENT DATED THE 1ST DAY OF FEBRUARY, 2002 MADE BETWEEN STAFFORD VENTURES INC. ("STAFFORD") AND SECOND STAR RESOURCES INC. ("SECOND STAR")

                          OVERRIDING ROYALTY AGREEMENT
THIS AGREEMENT made effective the 1st day of February, 2002 BETWEEN:

     SECOND STAR RESOURCES INC., a body corporate, having a place of business in the City of Calgary, in the Province of Alberta (hereinafter called "Second Star") OF THE FIRST PART -and-
STAFFORD VENTURES INC., a body corporate, having a place of business in the City of Carson City, in the State of Nevada (hereinafter called "Stafford")
OF THE SECOND PART WHEREAS Stafford and Second
Star have entered into a Consulting Agreement (the "Agreement") dated February 1, 2002 attached hereto as Schedule "B" whereby Second Star may earn a 5% overriding royalty (the "Royalty Interest") on all petroleum and natural gas properties acquired by Stafford pursuant to the Agreement;

         AND WHEREAS, Stafford and Second Star desire to provide for the operation, maintenance and payment of the Royalty Interest under the Royalty Procedure attached hereto as Schedule "B".
         NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreement hereinafter contained and set forth, the parties hereby agree as follows: 1. Unless specifically amended, the Royalty Procedure attached hereto as Schedule "A" shall govern all obligations and matters with respect to Stafford and Second Star.
2. The parties do hereby ratify and confirm the terms, covenants, agreements and provisos contained and set forth in this Agreement, Schedule "B" and Schedule "A" (the "Royalty Procedure") and agree that the same shall be and remain in full force and effect from and after the effective date.

     3. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

         IN WITNESS WHEREOF the parties have duly executed this Agreement.
STAFFORD VENTURES INC.              SECOND STAR RESOURCES INC.
===============================     ==============================

     SCHEDULE "B" ATTACHED TO AND FORMING PART OF THE CONSULTING AGREEMENT DATED THE 1ST DAY OF FEBRUARY, 2002 MADE BETWEEN STAFFORD VENTURES INC. ("STAFFORD")
AND      SECOND      STAR       RESOURCES       INC.       ("SECOND       STAR")
-------------------------------------------------------------------------------

                                ROYALTY PROCEDURE
         WHEREAS Stafford and Second Star are parties to that Agreement dated the 1st day of February, 2002 (hereinafter called the "Agreement") to which this Royalty Procedure is attached as Schedule "A";

         AND WHEREAS pursuant to the terms and conditions of the Agreement, Second Star reserves an overriding royalty as more particularly set forth herein;

         NOW THEREFORE THIS ROYALTY PROCEDURE WITNESSETH that in consideration of the mutual covenants and agreements herein contained and subject to the terms and conditions hereinafter set forth, the parties agree as follows:

1.       DEFINITIONS

         In this Royalty Procedure including the recitals and this clause, unless the context otherwise requires, the following terms shall have the meanings hereinafter assigned thereto, namely:

(a) "crude oil" shall mean a mixture mainly of pentane and heavier hydrocarbons (whether or not contaminated with sulphur compounds) that is recovered at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated and shall include crude naphtha or condensate that is so recovered.

     (b) "natural gas" shall mean raw gas or marketable gas as the context so requires, and as those terms are defined in the Oil and Gas Conservation Act, R.S.A. 1980, C.O-5;

(c) "petroleum substance" shall mean all crude oil, natural gas, related hydrocarbons, sulphur and every other substance an interest in which is granted under the leases;

(d) "the Lands" shall mean the petroleum and natural gas lands and leases acquired by Stafford made subject to this Royalty Procedure by the terms of the Agreement, specifically described in Schedule "A";

(e) "Current Market Value" shall mean the price received by the Grantor at the point of measurement for its share of petroleum substances produced and marketed from or pursuant to a scheme of pooling or unitization allocated to the Lands which price shall not be less than that which the Grantor would have received at the wellhead if acting as a reasonably prudent operator having regard to the current market prices (ie.
                  spot), availability to market and economic conditions of the petroleum industry generally;

(f) "point of measurement" shall mean the production tankage in the case of crude oil, shall mean the point of delivery in the case of natural gas and shall mean the point of delivery for all other petroleum substances;

     (g) "the said Royalty" shall mean the percentage overriding royalty as reserved in this Royalty Procedure in favor of the Royalty Owner;

     (h) "Royalty Owner" shall mean Second Star Resources Inc. as defined in the Agreement;

(i)    "Grantor" shall mean Stafford Ventures Inc. as defined in the Agreement.

2.       RESERVATION OF ROYALTY

         The Grantor covenants and agrees to reserve, and does hereby reserve to the Royalty Owner the following overriding royalty (on the Grantor's interest earned in the Lands; and any other agreement(s) to earn an interest in the Lands that may from time to time be completed by Second
         Star) on the petroleum substances produced and marketed from each well on the Lands and calculated as follows and subject to the deductions under clause 3:

     (a) on crude oil: 5% percent of the Current Market Value of the gross monthly production thereof;

     (b) on natural gas: 5% percent of the Current Market Value of the gross monthly production of natural gas produced from such well:

     (c) on all other petroleum substances: 5% percent of the Current Market Value of the gross monthly production thereof.

         The Royalty will be calculated and paid on Stafford's working interest in the Lands before payout and after payout. Should Stafford farmout or otherwise reduce its working interest such that it holds no before payout working interest Stafford shall ensure that its original working interest is encumbered by the Second Star royalty.

3.       DEDUCTIONS

         To the extent that the Royalty Owner does not take its Overriding Royalty share of Petroleum Substances in kind, as hereinafter provided, the Overriding Royalty shall be paid on the Current Market Value of the Petroleum Substances without any deductions except the following:

     (a) with respect to Crude Oil and Condensate, the Overriding Royalty will bear a proportionate share of the actual costs of transportation to market connection, where sales are not made f.o.b. the tanks serving the Royalty Lands; and

(b) with respect to Natural Gas, the cost of gathering, compressing, treating, processing and transporting the Overriding Royalty share of the Natural Gas may be deducted from the Current Market Value of the Natural Gas, provided that:

     (i) the deduction of gathering, compressing, treating, processing and transporting costs shall not exceed those which would be permitted by the Regulations for the calculation of royalties if the lessor of the relevant title documents were the Crown in the right of the Province in which the Royalty Lands are located, or if the Royalty Lands are located in Alberta, those deductions which are permitted in the calculation of the Alberta Gas Cost Allowance (as prescribed by the Regulations) to the extent that Grantor utilizes its equipment and facilities for gathering, compressing, treating, processing or transporting such Petroleum Substances. Depreciation of the cost of gathering, compressing, treating, processing and transporting facilities owned and utilized by the Grantor shall be charged on a unit of throughput basis over the economic life of such facilities, provided that the Grantor's investment in such facilities, as depreciated, shall not exceed 1% over the prime bank interest rate charged from time to time by the chartered bank in Alberta used by Grantor; and

     (ii) such costs may only be deducted to the extent that they are actually incurred and are reasonable.

4.       WELLS TO BE PRODUCED EQUITABLY

                  The Grantor will not discriminate against the Petroleum Substances produced or producible from the Royalty Lands in the production and marketing of those Petroleum Substances because those Petroleum Substances are subject to the Overriding Royalty. The Royalty Payor will use reasonable efforts to produce Petroleum Substances from a Royalty Well equitably with production from any diagonally or laterally offsetting well producing from the same pool as a Royalty Well, insofar as the Royalty Payor, or its Affiliate, has an interest in that offsetting well.

5.       TAKING IN KIND

     (a) The Royalty Owner shall have the right to take in kind the Royalty Owner's share of petroleum substances. Such a right may be exercised separately with respect to crude oil, condensate, liquefied petroleum gases and marketable gas. In the case of crude oil and condensate, such right shall only be exercised on a minimum of forty-five (45) days notice to the Grantor. In the case of liquefied petroleum gases and natural gas such right shall only be exercised on three (3) months notice to the Grantor. If the Royalty Owner, however, signifies in writing its consent to the sale of any of the Royalty Owner's share of petroleum substances under a contract made by the Grantor providing for a minimum term in excess of the said respective notice periods, the Royalty Owner's right to take in kind any petroleum substance subject to such contract shall be suspended during the term of such contract. The Royalty Owner may cease to take in kind any petroleum substance upon giving the Grantor the same minimum notice as required in order to permit the Royalty Owner to take such petroleum substance in kind as aforesaid. The right to take in kind or to cease to take in kind may be exercised from time to time subject only to the provisions of this Clause 4.

(b) When the Royalty Owner is taking in kind any of the Royalty Owner's share of petroleum substances, the Royalty Owner shall have the right to use free of charge a proportionate share of the Grantor's lease tankage and storage facilities. All Royalty Owner's share of production will be delivered by the Grantor at the point of delivery downstream from the plant and to the purchaser designated by the Royalty Owner, for the Royalty Owner's account.


6.       ROYALTY INFORMATION

         When and to the extent that the Royalty Owner is not taking its share of petroleum substances in kind, every sale of petroleum substances produced from the Lands shall include the Royalty Owner's overriding royalty share thereof.

         By the last day of each month, beginning with the first month following the month in which first production of petroleum substances from the Lands is obtained after the date hereof, the Grantor will submit to the Royalty Owner a statement showing the quantity and kind of the petroleum substance produced, saved and sold from the Lands in the immediately preceding calendar month, the current market value, together with a calculation of the said Royalty for the immediately preceding calendar month, accompanied by a cheque payable to Royalty Owner for the Royalty Owner's gross overriding share of proceeds.

         A copy of the Grantor's governmental production statement for the month for which the said Royalty is calculated as aforesaid, and also, with respect to Crown leases, a copy of the Crown royalty statement with respect to the leases, shall accompany each respective royalty statement to the Royalty Owner. Any information contained in such governmental production statement or Crown royalty statement need not be repeated in the Grantor's statement to the Royalty Owner.

7.       OPERATIONS ON THE LAND

         No royalty shall be payable on petroleum substances reasonably used in operations on the Lands for the production, treating, processing and storing of petroleum substances on which the said Royalty is payable hereunder.

         Any overriding royalty exemption shall be restricted only to that portion of the production from a well used as fuel for heaters, treaters, compressors, separators, instruments and similar equipment required to produce petroleum substances. Grantor shall not be granted any overriding royalty exemption from production of petroleum substances used for reservoir injection or pressure maintenance, secondary and heavy oil recovery or upgrading schemes, or fuel and/or feedstock for any gas plant, refinery, satellite or battery.

8.       RIGHT TO AUDIT

(a) The Royalty Owner shall have the right to audit at the Royalty Owners expense the records of the Grantor insofar as they relate to any matter or items required to determine the accuracy of any statements or payments with respect to the said Royalty. The books, records, vouchers and accounts maintained by the Grantor shall be open to inspection at all reasonable times during business hours, by an officer, agent, employee or other person appointed or authorized by the Royalty Owner, in writing, to examine the same.

(b) Any payment made or statement rendered by the Grantor hereunder which is not disputed by the Royalty Owner on or before the last day of the twenty fourth (24) month following the month for which such statement or payment was rendered shall be deemed to have been correct.

(c) The Royalty Owner shall also have the right, at the Royalty Owners expense (which may be exercised through servants or agents) to enter at the Royalty Owner's risk upon the Lands at all reasonable time to gauge tanks, check the quantities of petroleum substances in storage, to witness tests and otherwise view operations of the Lands.

9.       RIGHT TO COMMINGLE

         The Grantor shall have the right to commingle petroleum substances produced from the Lands with petroleum substances produced from other lands provided methods acceptable to the Royalty Owner are used to determine the proper measurement of individual well production. Where governmental regulations or orders require segregated production tests of individual wells at intervals not greater than two months, such tests will be deemed acceptable to the Royalty Owner under this clause and no further tests will be required.

10.      SEPARATE QUANTIFICATION FOR CRUDE OIL

         If the Grantor completes any well on the Royalty Lands in more than one zone producing Crude Oil and production therefrom is segregated and accounted for separately in accordance with the appropriate regulations, the Overriding Royalty shall be quantified separately for each producing zone rather than for the total production from such well, less only those charges permitted herein.

11.      UNITIZATION

         The Grantor shall not include the Lands or any part thereof in any volunteer plan of unitization or pooling comprising more than one spacing unit without the written consent of the Royalty Owner. The execution by the Royalty Owner of the applicable unit agreement shall be deemed to be consent to such unitization under this clause.

12.      DEVELOPMENT OF LANDS

         Nothing in this Agreement is to be construed as an expressed or implied covenant by the Grantor to develop the Lands.
13.      ASSIGNMENT

         If the Royalty Owner transfers, assigns, or otherwise disposes of any part of its interest hereunder to more than one party, it shall ensure that one of the parties to whom such disposition is made shall be nominated to receive the payment of the said Royalty on behalf of all such parties and until written notice of such nomination is received by the Grantor in accordance with the 1993 CAPL Assignment Procedure, the Grantor shall be entitled to continue to make payments of the said Royalty to the Royalty Owner.

14.      INDEMNIFICATION

         The Grantor shall indemnify and save harmless the Royalty Owner from and against all actions, suits, claims and demands whatsoever by any person, firm or corporation arising out of or resulting from any acts or omissions of the Grantor, its servants, agents, employees or independent contractors, in respect to the leases and the Lands in respect of operations carried on by it on the leases and the Lands, and for any loss, damage, cost or expense incurred by the Royalty Owner in respect of such acts or omissions.

15.      CONFIDENTIAL INFORMATION

(a) Except as provided herein, all data and information of whatsoever nature acquired by the parties from any operations pursuant to this Royalty Procedure or supplied by one party to the other pursuant hereto shall be for the sole and exclusive use and benefit of the parties hereto unless the parties agree to dissemination of such information or unless a party hereto is required to give such information to any governmental department, body or agency, of which it is a member, that engages in the exchange of factual information relating to the type of operations contemplated by this Royalty Procedure. In no event shall information of any type or character relating to wells drilled on a confidential basis to the parties be disclosed.

(b) The provisions of this clause shall not apply to disclosures to Affiliates provided that such Affiliates agree to be bound by the terms of this clause.

16.      NOTICES
         All notices authorized or required to be given pursuant to this Agreement shall be in writing and may be delivered by hand, mailed by registered or certified first class mail or sent by telecommunication. The notice shall be deemed to have been given and received:

     (a) if delivered, on the day on which it was delivered, excluding Saturdays, Sundays and statutory holidays,

(b)      if mailed, on the day received, or

     (c) if sent by telecommunication, on the first business day following the day it was dispatched. Notices of the proposed abandonment of a well, where a rig capable of abandoning the well is on the well, may be given by telephone, but shall be confirmed by telecommunication or other written notice. Any party may change its address hereunder by notice given pursuant to this clause. The initial addresses of the parties hereto shall be as follows:


         The Grantor

         Stafford Ventures Inc.

         201, 1331 Homer Street

         Vancouver, BC

         V6B 5M5

         Attention: Rick Connors



         The Royalty Owners

         Second Star Resources Inc.

         700, 444 - 5th Avenue SW

         Calgary, Alberta

         T2P 2T8

         Attention: Milt Erickson


17.      MISCELLANEOUS

(a) The parties hereto shall from time to time and at all times do all such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

(b) No waiver by either party hereto any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding upon the other party unless the same be expressed in writing, and any waiver so expressed shall not limit or affect its right with respect to any other future breach.

(c)      Time is of the essence of this Agreement.

(d) The obligation of the Grantor to pay the said Royalty shall be a covenant running with the Lands during the term of this Agreement.

(e) This Agreement shall enure to the benefit of and be binding upon the parties hereto, their successors and permitted assigns.

(f) The headings of the clauses of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

EXHIBIT 6(iii)
                           Raptor Capital Corporation

April 1, 2002

Stafford Ventures Inc.
Suite 201, 1331 Homer Street
Vancouver, BC
V6B 5M5
ATTENTION: RICK CONNORS

Dear Sirs:

This Letter Agreement sets forth the agreement as follows between Stafford Ventures Inc. ("Stafford") and Raptor Capital Corporation ("Raptor") pursuant to the purchase by Stafford from Raptor of twenty percent (20%) of Raptor's various interests in Petroleum and Natural Gas rights and leases and tangible assets in the Norris Area of Alberta.

     1. At closing Stafford will pay Raptor the sum of $300,000 for twenty percent (20%) of Raptor's various assets at Norris as outlined below:

i) All existing Raptor owned and operated wellbores and well surface equipment including producing, shut-in, and wells capable of water disposal on Raptor lands in Township 53, Range 18, W4M.
ii) The existing central oil treating battery and water disposal facilities in LSD 16-21-53-18 W4M and any other tanks and equipment on other Raptor leases in the field including but not limited to flowlines, gas lines, separator, tanks, treater tank, water disposal triplex pump and all electrical and mechanical accessories.
iii) All Raptor lands and P&NG rights in Township 53, Range 18, W4M in the Norris area. Burdens on lands including Crown and Freehold royalties, overriding royalties and debenture as shown in attached table Land Description 53-18-W4M Norris Area, Alberta.

2.       Effective Date: May 1, 2002;

     3. Closing Date: June 30, 2002 or such date that may be agreed upon by Stafford and Raptor;

     4. This Letter Agreement shall be subject to the completion of a formal Purchase and Sale Agreement between Stafford and Raptor.

If the foregoing meets with your approval, please signify your agreement by signing in the space provided below.


Yours truly,
Raptor Capital Corporation

Norman J. Mackenzie
Chairman

Agreed to this ______ day of _____________________, 2002.

STAFFORD VENTURES INC.

-------------------------------
Rick Connors
President